SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

PLX Technology, Inc.

(Name of Subject Company)

PLX Technology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

693417107

(CUSIP Number of Class of Securities)

Arthur O. Whipple

870 W. Maude Avenue,

Sunnyvale, California 94085

(408) 774-9060

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stephen J. Schrader, Esq.

Baker & McKenzie LLP

Two Embarcadero Center, 11th Floor

San Francisco, California 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is PLX Technology, Inc., a Delaware corporation (“PLX”). The address of the principal executive offices of PLX is 870 W. Maude Avenue, Sunnyvale, California 94085, and its telephone number is (408) 774-9060.

(b) Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.001 per share, of PLX (the “Shares,” each a “Share,” and the holders of such Shares, “Stockholders”). As of the close of business on May 14, 2012, there were 200,000,000 Shares authorized, 44,778,772 Shares issued and outstanding, and 5,296,051 Shares subject to outstanding employee options to purchase Shares and 199,000 Shares subject to outstanding restricted stock units.

Item 2.	Identity And Background Of Filing Person.

(a) Name and Address of Person Filing this Statement

The name, address and telephone number of PLX, which is the person filing this Schedule 14D-9, are set forth in “Item 1(a) — Subject Company Information — Name and Address”.

(d) Exchange Offer by Integrated Device Technology, Inc.

This Schedule 14D-9 relates to the exchange offer (the “Offer”) by Pinewood Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“Parent”), to purchase all of PLX’s outstanding Shares in exchange for consideration, per Share, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of common stock of Parent (the “Parent Common Stock”) (such ratio, the “Per Share Exchange Ratio”) (such consideration or any different consideration per Share that may be paid pursuant to the exchange offer, the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s prospectus/offer to purchase, dated May 22, 2012, which is contained in the Registration Statement on Form S-4 filed by Parent with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2012 (as amended or supplemented from time to time, the “Prospectus”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser and Parent with the SEC on May 22, 2012. Copies of the Prospectus and the Letter of Transmittal are being mailed to the Stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 30, 2012, among PLX, Parent, Purchaser and Pinewood Merger Sub, LLC, a Delaware limited liability company (“Merger LLC”) and a wholly-owned subsidiary of Parent (the “Merger Agreement”). The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or, where permissible, waiver of all of the conditions to such merger, including, if required, a vote of the Stockholders, Purchaser will be merged with and into PLX (the “Merger”), with PLX continuing as the surviving corporation (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held in treasury by PLX, Shares directly or indirectly owned by Parent and Shares held by Stockholders who have properly preserved their appraisal rights, if any, under Delaware law) will be converted into the right to receive the Offer Price without interest, less any applicable withholding taxes. If, after the completion of the Offer, Purchaser beneficially owns at least 90% of the outstanding Shares or if Parent exercises its option to purchase additional Shares directly from PLX to reach such 90% threshold, Parent may effect the Merger without the approval of the Stockholders, as permitted under Delaware law, subject to appraisal rights to the extent applicable under Delaware law. If, on the other hand, after the completion of the Offer, Purchaser beneficially owns more than 50%, but less than 90%, of the outstanding Shares, a meeting of the Stockholders or an action by written consent and the affirmative vote of at least a majority of the Shares outstanding on the record date for such meeting will be needed to adopt the Merger Agreement and complete the Merger. After the completion of the Offer, Parent will hold a sufficient number of shares of PLX’s common stock to vote to adopt the Merger Agreement and complete the Merger without the need for any other Stockholders to vote in favor of such adoption, as well as the ability to take action by written consent to adopt the Merger Agreement and complete the Merger. Parent will not issue any fractional shares of its common stock in connection with the Offer or the Merger; Stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them. The Offer is conditioned on there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with Shares then beneficially owned, directly or indirectly, by Parent, represents at least a majority of the Shares then outstanding and no less than a majority of the voting power of the Shares then outstanding and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger, and satisfaction of other conditions. A copy of the Merger Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference. A copy of the appraisal rights provisions of the Delaware General Corporation Law (the “DGCL”) is attached as Annex C.

If certain conditions are met, the Merger will be immediately followed by a merger of the Surviving Corporation with and into Merger LLC (the “Second Merger”, and, together with the Merger, the “Mergers”), with PLX continuing as the surviving corporation (the “Surviving Company”). The Offer, the Merger and the Second Merger (if it occurs) are collectively referred to in this Schedule 14D-9 as the “Transaction”. If the Second Merger occurs, it is intended that the Transaction will qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

The initial expiration of the Offer occurs at the end of the day on June 20, 2012 at 12:00 midnight, New York City time, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The information set forth in the Prospectus under the caption “The Offer — Section 9 — Certain Information Concerning Parent and the Purchaser” states that the address of Purchaser is 6024 Silver Creek Valley Road, San Jose, CA 95138, and Purchaser’s telephone number there is 408-284-8200.

Item 3.	Past Contacts, Transactions, Negotiations And Agreements.

(d)(1) Arrangements between PLX and PLX Directors and Executive Officers

In considering the recommendation of the PLX Board of Directors to tender the Shares in the Offer, Stockholders should be aware that PLX’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The PLX Board of Directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Additional information with respect to the arrangements between PLX and its executive officers and directors, including the information customarily provided in the PLX annual proxy statement relating to security ownership of more than 5% beneficial owners and management, executive compensation and corporate governance matters, is contained in the Information Statement attached as Annex A, and is incorporated into this Item 3 by reference.

PLX’s directors are D. James Guzy, Michael J. Salameh, John H. Hart, Robert H. Smith, Thomas Riordan, Patrick Verderico, and Ralph Schmitt.

PLX’s executive officers are:

Name	Position
Ralph Schmitt	President, Chief Executive Officer and Director
Arthur O. Whipple	Chief Financial Officer and Secretary
David K. Raun	Senior Executive Vice President and General Manager of Product Lines
Gene Schaeffer	Executive Vice President, Worldwide Sales
Michael Grubisich	Executive Vice President, Operations
Vijay Meduri	Executive Vice President, Engineering, Switching

Effect of Merger on Stock and Stock Options Held By PLX Directors and Executive Officers

Stock

As of May 14, 2012, PLX directors and executive officers beneficially owned in the aggregate 447,651 issued and outstanding Shares (not subject to any vesting or other contractual restrictions), or approximately 1.0% of the Shares outstanding as of that date, which are treated under the Offer in the same manner as all other Shares subject to the Offer. If PLX directors and executive officers tender pursuant to the Offer any Shares they own, they will be entitled to receive the same consideration on the same terms and conditions as the other Stockholders in the Offer.

Included in issued and outstanding Shares owned by executive officers are a total of 15,924 Shares held in the PLX Employee Stock Ownership Plan (the “ESOP”) that have been allocated to their ESOP accounts. The ESOP was established in early 2009, and is a tax-qualified defined contribution retirement plan that is non-contributory on the part of the participant. Each year, PLX makes a cash contribution to the ESOP which is used to purchase Shares on the open market and eligible participants receive a Share allocation at the end of the plan year. In connection with the Merger, contributions will cease and the ESOP will be terminated. The ESOP currently holds approximately 44,353 unallocated shares which will be allocated to eligible participants on the last date of the short plan year resulting from the plan termination in connection with the Merger. As a result of the ESOP termination, any unvested Shares allocated to the participant accounts will vest. The Shares held by the ESOP will be entitled to the same consideration and other terms and conditions of the Offer that apply to Shares generally. Following the termination of the ESOP, participants will be able to take a distribution of the amount allocated to their ESOP account in a combination of Parent Common Stock and cash or roll over the amount in their ESOP accounts into individual retirement account or a tax-qualified retirement plan of an employer.

The table below sets forth the number of Shares held, or beneficially held, by the PLX directors and executive officers as of May 14, 2012 (including Shares allocated to individual ESOP accounts but excluding Shares issuable upon exercise of options to purchase Shares) and the amount of cash consideration and the number and value of shares of Parent Common Stock they will receive for those Shares, rounded to the nearest dollar or share.

Name	Number of PLX Issued and Outstanding Shares Owned (#)	Cash Payment Pursuant to the Offer ($)	Number of Shares of Parent’s Common Stock Issuable Pursuant to the Offer (#)	Value of Parent’s Common Stock Issuable Pursuant to the Offer ($)(1)
NON-EMPLOYEE DIRECTORS

D. James Guzy	9,916	$34,706	5,206	$31,548
Michael J. Salameh	329,726	$1,154,041	173,106	$1,049,023
John H. Hart	—	—	—	—
Robert H. Smith	—	—	—	—
Thomas Riordan	—	—	—	—
Patrick Verderico	—	—	—	—

EXECUTIVE OFFICERS

Ralph Schmitt	20,810	$72,834	10,925	$66,206
Arthur O. Whipple	28,010	$98,034	14,705	$89,113
David K. Raun	29,810	$104,334	15,650	$94,840
Gene Schaeffer	6,875	$24,063	3,610	$21,874
Michael Grubisich	2,810	$9,834	1,475	$8,939
Vijay Meduri	19,695	$68,931	10,340	$62,659

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	447,651	$1,566,778	235,017	$1,424,201

(1)	Since each Share will be entitled to a fixed consideration of (i) $3.50 in cash plus (ii) 0.525 of a share of Parent Common Stock, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and less applicable withholding taxes, and the Parent Common Stock price may fluctuate from the date of this filing to the time when the Parent Common Stock is ultimately issued, the value of the Parent Common Stock in the above table when actually issued cannot now be predicted, and for purposes of this table, is based on the average closing price per share of Parent Common Stock over the first five trading days following April 30, 2012, which was the date of the first public announcement of the Merger Agreement and the Transaction. These cash amounts do not reflect the impact of any taxes payable by Stockholders.

Stock Options

As of May 14, 2012, PLX directors and executive officers held options to purchase 2,410,375 Shares granted under PLX’s equity compensation plans.

PLX directors and executive officers do not hold any other equity compensation awards such as restricted stock units.

Under the Merger Agreement:

•

Immediately prior to the effective time of the Merger (the “Effective Time”) Parent will assume each outstanding and unexercised option to purchase Shares (each, a “Company Option”) that has an exercise price per share less than $9.00 and is held by an individual who is an employee of Parent or one of its affiliates following the Effective Time (a “continuing employee”).

•

The number of shares of Parent Common Stock and the exercise price of the assumed Company Options will be determined based on the Equity Exchange Ratio described below. Each assumed option will have a per share exercise price equal to the exercise price set forth in the option agreement for such Company Option at the Effective Time, divided by the Equity Exchange Ratio (rounded up to the nearest whole cent), and will cover a number of shares of Parent Common Stock equal to the number of Shares for which such Company Option was exercisable at the Effective Time multiplied by the Equity Exchange Ratio, rounded down to the nearest whole share. The “Equity Exchange Ratio” is a fraction, the numerator of which is the sum of (i) $3.50 and (ii) the product of the average closing price per share of Parent Common Stock during a period of twenty (20) consecutive trading days ending with, and including, the trading day that is two (2) trading days before the Merger is completed, multiplied by the Per Share Exchange Ratio, and the denominator of which is the closing price per share of Parent Common Stock during a period of twenty (20) consecutive trading days ending with, and including, the trading day that is two (2) trading days before the Merger is completed.

•

Immediately prior to the Effective Time, each Company Option that is not so assumed will be cancelled and, in exchange, each former holder of a cancelled Company Option will be entitled solely to receive from Parent or the Surviving Corporation a payment in cash of an amount equal to the product of (i) the total number of vested Shares subject to such Company Option as of the Effective Time (including, with respect to the Company employees who cease to be employees or other service providers immediately prior to the Effective Time or otherwise in connection with the Merger, Shares that vest in connection with the Merger) and (ii) the excess, if any, of the sum of (a) $3.50, plus the (b) product of (1) the closing per share price of Parent Common Stock on the date the Merger is completed, multiplied by (2) the Per Share Exchange Ratio, over the exercise price per Share subject to such Company Option immediately prior to such cancellation, without interest thereon (the “Option Cash-Out Amount”).

•	The cash payments for cancelled options are subject to all applicable withholding and other taxes required by applicable law.

•

To the extent the per share exercise price for such vested Company Options is greater than or equal to the Option Cash-Out Amount, the Company Option shall be terminated and cancelled at the Effective Time without payment or other consideration.

None of the PLX non-employee directors will be continuing employees as described above, and therefore all of their Company Options will be cashed out as described above (the non-employee directors currently hold fully vested Company Options, and no accelerated vesting will apply to their options).

PLX currently expects that all of the PLX executive officers will be continuing employees as described above, and therefore all of their vested and unvested Company Options having a per Share exercise price less than $9.00 will be assumed by Parent (without any accelerated vesting occurring by virtue of the Merger itself, and provided that the PLX Severance Plan (as defined below) discussed in “Item 3 — Past Contacts, Transactions, Negotiations And Agreements — Arrangements between PLX and PLX Directors and Executive Officers — Description of Employment and Severance Agreements with PLX Executive Officers” may provide partial accelerated vesting if the Merger is completed and a defined employment termination occurs within two (2) years thereafter).

See “Item 8 — Additional Information To Be Furnished — Golden Parachute Compensation” below for a separate summary required under SEC rules for the accelerated vesting and other compensation that is based on or otherwise relates to the Merger for the PLX named executive officers.

The following table summarizes, with respect to (i) each PLX director, and (ii) each PLX executive officer, the effect of the foregoing provisions of the Merger Agreement on the Company Options held by each such director and executive officer (assuming that each executive officer will be a continuing employee), based on the number of Shares subject to options that are vested as of May 14, 2012.

Name	Number of PLX Shares Underlying Options Eligible for Cash Payments (#)	Weighted Average Exercise Price of Options Eligible for Cash Payments ($)	Hypothetical Cash Payable for Options Cancelled in the Merger ($)(1)	Number of PLX Shares Underlying Options to Be Assumed (#)	Weighted Average Exercise Price of Options to Be Assumed ($)	Hypothetical “Spread” of Assumed Options that will be Vested at the Time of the Merger ($)(2)(3)	Hypothetical “Spread” of Assumed Options that will be Unvested at the Time of the Merger ($)(2)
NON-EMPLOYEE DIRECTORS

D. James Guzy	27,000	$3.52	$83,840	—	—	—	—
Michael J. Salameh	22,000	$3.58	$67,090	—	—	—	—
John H. Hart	27,000	$3.52	$83,840	—	—	—	—
Robert H. Smith	37,000	$3.79	$105,040	—	—	—	—
Thomas Riordan	22,000	$3.58	$67,090	—	—	—	—
Patrick Verderico	22,000	$3.58	$67,090	—	—	—	—

EXECUTIVE OFFICERS

Ralph Schmitt	—	—	—	780,000	$3.10	$2,030,140	$721,660
Arthur O. Whipple	—	—	—	250,000	$3.74	$348,335	$374,715
David K. Raun	—	—	—	301,875	$3.94	$365,674	$445,376
Gene Schaeffer	—	—	—	265,000	$3.43	$475,494	$372,856
Michael Grubisich	—	—	—	279,000	$4.34	$303,998	$335,652
Vijay Meduri	—	—	—	292,500	$4.32	$343,213	$335,652

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	157,000		$473,990	2,168,375		$3,866,854	$2,585,911

(1)	Consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2), and because the treatment of options (whether settled for cash payments or assumed) is not based on a fixed dollar amount, the hypothetical amount payable for Company Options entitled to cash payments under the Merger Agreement is calculated based on the average closing price per Share over the first five (5) business days following the first public announcement (on April 30, 2012) of the Merger. These amounts do not represent the actual amounts payable that, pursuant to the Merger Agreement, are to be based on the closing per share price of Parent Common Stock on the date that the Merger is completed. See “Item 3 — Past Contacts, Transactions, Negotiations And Agreements — Arrangements between PLX and PLX Directors and Executive Officers — Effect of Merger on Stock and Stock Options Held by PLX Directors and Executive Officers” for the formula that will apply to calculate the amount of the cash payment for Company Options cancelled in the Merger. These cash amounts do not reflect any taxes payable by the option holders.
(2)	Consistent with the methodology described immediately above, the “spread” of assumed options described in the above table is based on the weighted average exercise price per Share of assumed Company Options subtracted from the average closing price per Share over the first five (5) business days following the first public announcement of the Merger. The amounts in this column (i) disregard Company Options that have an exercise price less than $9.00 per share but equal to or in excess of the average closing price per Share based on the formula described above, (ii) do not represent either the value of the assumed options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options, and (iii) do not reflect any taxes payable by the option holders.

(3)	If an executive officer unexpectedly ceases to be employed by PLX prior to the Merger, that individual would be entitled, in lieu of Company Options assumed by Parent, to a cash payment equal to the amount shown in this column for then vested Company Options as described in this Item 3 (but no accelerated vesting would apply in that situation).

Description of Employment and Severance Arrangements with PLX Executive Officers

The PLX executive officers do not have employment agreements, and serve at the will of the PLX Board of Directors.

Compensation to executive officers from PLX consists primarily of base salary, annual incentive cash payments to the extent earned under an annual variable compensation plan, and long term equity award incentives in the form of annual stock option grants. Additional information concerning compensation paid to executive officers of the type customarily included in the PLX annual proxy statement is set forth in the Information Statement attached as Annex A.

On April 29, 2012, the Compensation Committee of the PLX Board of Directors approved the PLX Severance Plan for Executive Management (the “PLX Severance Plan”), which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2). PLX had previously disclosed the PLX Severance Plan to Parent, and, under the Merger Agreement, the PLX Severance Plan will be an obligation binding on the successor to PLX following the Merger. The PLX Severance Plan is intended to secure the continued services, dedication, and objectivity of the executive officers without concern as to whether the officers or employees might be hindered or distracted by personal uncertainties and risks in connection with a change of control of PLX (including the Merger).

Benefits are payable to the executive officers under the PLX Severance Plan under “double trigger” conditions if (1) there is a change in control of PLX and (2) within two (2) years after the change in control (plus any applicable cure period) (the “Termination Period”), the participant’s employment is terminated (a) by the participant’s employer other than for Cause, or (b) by the participant for Good Reason, as these various terms are defined in the PLX Severance Plan (a “Qualifying Termination”). Consummation of the Offer and the Merger will be a change in control under the PLX Severance Plan. The benefits so payable consist of the following (in addition to amounts accrued but unpaid at the time of termination and payable by law or pursuant to applicable documents):

•

a single lump sum payment equal to (a) 100% of each participant’s annual base salary (150% for the chief executive officer), plus (b) a prorated portion of each participant’s target variable cash compensation opportunity (“bonus”) for the annual performance period then in effect;

•	twelve (12) months of premiums of the participant’s medical, dental, and vision benefits (eighteen (18) months for the chief executive officer);

•

twenty-four (24) months of accelerated vesting of equity awards that are assumed in connection with the change in control; provided that awards not assumed in the change in control are entitled to 100% accelerated vesting if so provided in the applicable equity compensation plan.

The foregoing amounts are reduced by any other severance payments the executive officers are entitled to receive.

Among other definitions, the PLX Severance Plan includes the following definitions:

•

“Company” means PLX Technology Inc., a Delaware corporation, and any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by operation of law, or otherwise.

•

“Cause” means (1) the willful and deliberate failure by a participant to perform his or her duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such failure, (2) willful misconduct by a participant which is demonstrably and materially injurious to the business or reputation of the Company, or (3) a participant’s conviction of, or plea of guilty or nolo contendere to, a felony or other crime involving moral turpitude. The Company must notify such participant that it believes “Cause” has occurred within ninety (90) days of its knowledge of the event or condition constituting Cause or such event or condition shall not constitute Cause hereunder.

•	“Effective Date” means the date on which the change of control is consummated.

•

“Good Reason” means the occurrence of any of the following which occurs during the Termination Period without the participant’s express written consent: (i) material diminution in the participant’s authority, duties or responsibilities, causing the participant’s position to be of materially lesser rank or responsibility within the Company (including, without limitation, in the case of a participant who reports directly to the Chief Executive Officer of the Company immediately prior to the Effective Date, if, after the Effective Date, the participant no longer reports directly to the Chief Executive Officer of a public company); (ii) a material decrease in the participant’s Base Salary or (iii) the relocation of the participant’s principal location of work to a location that is in excess of thirty-five (35) miles from such location immediately prior to the Effective Date.

•

A participant’s Qualifying Termination shall not be considered to be for Good Reason unless (A) within ninety (90) days after the initial existence of the applicable event or condition that is purported to give rise to a basis for termination for Good Reason, the participant provides written notice of the existence of such event or condition to the Company, (B) such event or condition is not cured within thirty (30) days after the date of the written notice from the participant to the Company, and (C) the participant terminates employment no later than thirty (30) days after the expiration of the applicable cure period.

Benefits are subject to withholding and other potential requirements of applicable income tax law. Participants are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Section 280G of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

The following table shows the hypothetical amounts of cash severance payments and benefits and the value of accelerated vesting of Company Options for each of the executive officers under the PLX Severance Plan, assuming that the Merger was completed on April 30, 2012 (but based on Company Options that have been granted and that are vested as of May 14, 2012), and each executive officer’s employment was terminated without Cause or for Good Reason immediately thereafter.

Name	Hypothetical Cash Severance Payment in respect of Salary and Bonus ($)	Hypothetical Value of Benefits ($)	Hypothetical “Spread” of Accelerated Vesting of Options assumed in the Merger ($)(1)	Total Hypothetical Severance Benefits ($)
Ralph Schmitt	$774,640	$30,517	$634,325	$1,439,481
Arthur O. Whipple	$354,041	$14,402	$271,765	$640,207
David K. Raun	$369,854	$20,345	$312,098	$702,297
Gene Schaeffer	$334,335	$1,800	$282,007	$618,142
Michael Grubisich	$302,403	$20,345	$234,123	$556,870
Vijay Meduri	$309,299	$20,543	$233,323	$563,165

Totals	$2,444,572	$107,951	$1,967,641	$4,520,163

(1)	This “spread” quantifies twenty-four (24) months of accelerated vesting for the listed officers, based on the weighted average exercise price per Share of assumed unvested Company Options that are accelerated subtracted from the average closing price per Share over the first five (5) business days following the first public announcement of the Merger, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The amounts in this column (i) disregard Company Options that have an exercise price less than $9.00 per Share but equal to or in excess of the average closing price per Share based on the formula described above, (ii) do not represent either the value of the assumed options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options, and (iii) do not reflect any taxes payable by the option holders.

Director Compensation

PLX currently provides cash compensation for its non-employee directors as follows: (i) all members of the PLX Board of Directors receive a quarterly retainer of $8,500, (ii) the chairman of the PLX Board of Directors receives an additional quarterly retainer of $4,500, (iii) the chairman of the Audit Committee receives an additional quarterly retainer of $2,500, (iv) the chairman of the Compensation Committee receives an additional quarterly retainer of $1,500, (v) the chairman of the Nominating Committee receives an additional quarterly retainer of $1,000, (vi) members of the Audit Committee, including the chairman, receive an additional quarterly retainer of $2,000, (vii) members of the Compensation Committee, including the chairman, receive an additional quarterly retainer of $1,000 and (viii) members of the Nominating Committee, including the chairman, receive an additional quarterly retainer of $500.

Pursuant to the PLX 2008 Equity Incentive Plan, each non-employee director receives a nonqualified stock option grant of 25,000 Shares upon his or her initial election to the PLX Board of Directors. On the date of each annual Stockholders meeting, each incumbent non-employee director who has served on the PLX Board of Directors for at least eleven (11) months will automatically be granted a nonqualified stock option to purchase 12,000 Shares. All options automatically granted to non-employee directors have an exercise price equal to 100% of the fair market value on the date of grant, and are fully vested and immediately exercisable.

Director and Officer Indemnification and Insurance

All existing rights of past and current directors and officers of PLX to exculpation, indemnification and limitation of liabilities for acts or omissions occurring at or prior to the Effective Time in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Mergers. In addition, for a period of six (6) years after the Effective Time, Parent has agreed that the organizational documents of the Surviving Corporation and the Surviving Company will provide the directors and officers of PLX with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses to the directors and officers of PLX for periods at or prior to the Effective Time than as are currently set forth in PLX’s organizational documents. For six (6) years from and after the Effective Time, Parent has agreed that the Surviving Corporation and, after the Second Merger, the Surviving Company will maintain for the benefit of the PLX’s directors and officers, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than PLX’s existing policy. If such a policy is not available, the Surviving Corporation or the Surviving Company, as applicable, is required to provide the best available coverage. However, the Surviving Corporation will not be required to pay annual premiums in excess of 250% of the last annual premium paid by PLX prior to April 30, 2012 to obtain such insurance, provided, that the foregoing obligation to maintain such insurance policy may be satisfied by Parent purchasing a prepaid policy providing directors and officers with substantially equivalent coverage for the six (6) year period.

PLX’s Amended and Restated Certificate of Incorporation, as amended, provides that the personal liability of its directors is eliminated to the fullest extent permitted by the applicable provisions of the General Corporation Law of the State of Delaware. The certificate provides further that PLX will, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify from and against any and all of the expenses, liabilities, or other matters referred to in or covered by Section 145. The indemnification so provided for will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

The PLX bylaws further provide that each person who was or is a party, is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of PLX, or is or was serving at the request of PLX as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by PLX to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits PLX to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any payments) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any such action, suit or proceeding. The PLX bylaws further provide that expenses incurred by an executive officer or director (acting in his capacity as such) in defending such an action will be paid by PLX in advance of the final disposition of such action, subject to certain limitations. Expenses incurred by other agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the PLX Board of Directors deems appropriate.

PLX has entered into agreements with its directors and officers that require PLX to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of PLX or any of its affiliated enterprises, provided such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of PLX and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

PLX has obtained a policy of directors’ and officers’ liability insurance that insures PLX directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

(d)(2) Arrangements between Parent (and the Purchaser and Merger LLC) and PLX and PLX Affiliates

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(5) and is incorporated herein by reference, governs the contractual rights among Parent, Purchaser, Merger LLC and PLX in relation to the Transaction. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, Merger LLC or PLX in PLX’s public reports filed with the SEC.

The summary of the material provisions of the Merger Agreement contained in the Section titled “The Merger Agreement” of the Prospectus and the description of the conditions of the Offer contained in the Section titled “The Offer” of the Prospectus are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

In particular, the Merger Agreement and the summary of terms set forth in the Prospectus and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Purchaser, Merger LLC or PLX. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent or Purchaser may have the right not to consummate the Offer or the Mergers, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to stockholders and qualifications with respect to information set forth in confidential schedules. Accordingly, Stockholders and other interested parties should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, the executive officers and directors of PLX entered into a Tender and Support Agreement with Parent (the “Tender and Support Agreement”) pursuant to which they agreed, among other things, to tender all of their Shares in the Offer and vote their Shares for the approval of the Merger, unless the Merger Agreement is terminated. In aggregate, such persons own approximately 0.94% of the outstanding shares of PLX. The foregoing description of the Tender and Support Agreement is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1).

Compensation Arrangements Offered by Parent to PLX Executive Officers and Key Employees

For a period of twelve (12) months following the Merger, Parent has agreed to provide or cause to be provided to those PLX employees who continue to be employed by the Parent or Parent’s subsidiaries following the Merger (i) annual base salary or base wages and short-term cash incentive compensation opportunities that are substantially comparable in the aggregate to the annual base salary or base wages and short-term cash incentive compensation opportunities provided to similarly situated employees of Parent or Parent subsidiaries, and (ii) benefits (including severance benefits) that are substantially comparable, in the aggregate, to such benefits provided to similarly situated employees of Parent or Parent subsidiaries. For purposes of vesting, eligibility to participate and levels of benefits under the employee benefit plans of Parent and Parent’s subsidiaries in which employees become eligible to participate after the Merger (excluding benefit accrual under any defined benefit plan or vesting under any equity incentive plan), PLX employees will be credited for their years of service with PLX and PLX’s subsidiaries prior to the Merger, to the extent such application would not result in a duplication of benefits. In addition, Parent will use commercially reasonable efforts to cause each continuing employee to be immediately eligible to participate in all new benefit plans, and for all pre-existing conditions to be waived, to the extent such conditions were waived under PLX’s benefit plans.

PLX currently expects that all of the PLX executive officers will be continuing employees under terms described immediately above. None of the PLX non-employee directors will continue as directors or employees of Parent or Parent’s affiliates.

Mutual Non-Disclosure Agreement, Including Employee Non-Solicitation Provision

On March 31, 2012, PLX and Parent entered into a mutual non-disclosure agreement (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, the parties agreed that, subject to certain exceptions, any non-public information regarding either PLX or Parent, or either of their subsidiaries or affiliates (the “Disclosing Party”) furnished to the other party or its representatives (the “Recipient”) in connection with a possible transaction involving Parent and PLX, together with any notes, analyses, compilations, studies or other documents prepared by the Recipient or its representatives to the extent they contain or reflect such information, would, for a period of twelve (12) months from the date of the Non-Disclosure Agreement, be used by the Recipient and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Parent and PLX and be kept confidential except as provided in the Non-Disclosure Agreement. The Non-Disclosure Agreement also contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of twelve (12) months from the date of the Non-Disclosure Agreement, subject to certain exceptions. The above summary of certain provisions of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(3).

Exclusivity Agreement

On March 31, 2012, PLX and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, PLX agreed to negotiate exclusively with Parent with respect to a possible negotiated transaction through and including 5:00 p.m. Pacific time on April 23, 2012 (the “Initial Exclusivity Period”), provided that such Initial Exclusivity Period would automatically be extended for an additional seven days if, as of the end of the Initial Exclusivity Period, both parties were working in good faith towards the execution of a definitive agreement with respect to such a transaction (such period, as extended, the “Exclusivity Period”). During the Exclusivity Period, PLX agreed that it would not, directly or indirectly, (i) solicit, initiate, or encourage any inquiries or proposals that would constitute, or would reasonably be expected to lead to, any transaction involving the acquisition of PLX, (ii) engage or participate in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to any transaction involving the acquisition of PLX or (iii) accept any proposal or offer from, or enter into any agreement with, any person or entity relating to any transaction involving the acquisition of PLX. PLX further agreed to notify Parent no later than twenty-four (24) hours after its receipt of any proposal, inquiry or offer with respect to any transaction involving the acquisition of PLX or any request for non-public information or for access to the properties, books or records of PLX by any person or entity considering a transaction involving the acquisition of PLX. The above summary of certain provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(4).

Directors Designated by Purchaser

As more fully set forth in Section 1.3 of the Merger Agreement, after Purchaser accepts for exchange Shares validly tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as that, together with the Shares then beneficially owned, directly or indirectly, by Parent, represents at least a majority of the outstanding Shares, on a fully diluted basis, and no less than a majority of the voting power of the Shares, on a fully diluted basis, and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger, in accordance with the terms of the Offer, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the PLX Board of Directors as is equal to the product of the total number of directors on the PLX Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and its direct or indirect wholly-owned subsidiaries bears to the total number of Shares then outstanding.

Additional information concerning these director designees and related provisions of the Merger Agreement is set forth in the PLX Information Statement attached as Annex A to this Schedule 14D-9, and incorporated herein by reference.

Item 4.	The Solicitation Or Recommendation.

(a)(1) Solicitation/Recommendation

At a meeting held on April 29, 2012, the PLX Board of Directors unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the performance of the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option, the Merger and the Second Merger (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Second Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, the Second Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the Stockholders (including the unaffiliated Stockholders), (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the Stockholders, unless the adoption of the Merger Agreement by Stockholders is not required by applicable law, (v) recommended that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement and (vi) approved for all purposes the Merger Agreement and the transactions contemplated by the Merger Agreement to be, to the extent permitted by applicable law, exempt from any takeover or anti-takeover laws.

Accordingly, for the reasons described in more detail below, the PLX Board of Directors unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Mergers, are fair and in the best interests of PLX and the Stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, and (iii) recommends that the Stockholders accept the Offer and tender their Shares in the Offer, and, if required by applicable law, vote in favor of the adoption of the Merger Agreement and thereby approve the Merger and the transactions contemplated by the Merger Agreement.

A copy of the press release communicating the recommendation of the PLX Board of Directors is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.

(a)(2) Background of the Transaction

On April 13, 2011, Mr. Ralph Schmitt, chief executive officer of PLX, and Dr. Theodore Tewksbury, chief executive officer of Parent, met and engaged in an informal discussion regarding the semiconductor industry in general, as well as recent developments in PLX’s and Parent’s businesses and strategic outlooks. At the meeting they also informally discussed a potentially viable strategic transaction between the companies, including a possible combination between Parent and PLX.

On June 17, 2011, Dr. Tewksbury and Mr. Schmitt met again to further discuss a possible strategic transaction between Parent and PLX. Dr. Tewksbury specifically discussed the strategic merits of an acquisition of PLX by Parent and then delivered a written non-binding proposal to Mr. Schmitt, under which Parent would acquire PLX for $5.00 per Share, 50% in cash and 50% in Parent Common Stock and which outlined the basic terms on which Dr. Tewksbury was authorized by the IDT board to pursue discussions with Mr. Schmitt regarding the potential strategic transaction.

On June 20, 2011 the PLX Board of Directors met telephonically to discuss the proposal from Parent. In the ordinary course of its periodic meetings, the PLX Board of Directors regularly reviews and evaluates potential strategic combinations with other companies. In considering Parent’s proposal, the PLX Board of Directors noted that Parent’s and PLX’s businesses were complementary and that there were significant potential synergies between the companies. However, after discussion, the PLX Board of Directors determined not to pursue the proposal. The PLX Board of Directors noted that PLX’s 10 Gigabit Ethernet business (the “Ethernet business”) acquired through PLX’s October 2010 acquisition of Teranetics, Inc. was not yet accretive to PLX and that the PLX share price had not performed well relative to its peers as a result. The PLX Board of Directors also believed that the current PLX share price did not fairly value the longer-term prospects of PLX, including the value of the Teranetics acquisition, which the PLX management expected would be realized over time, and determined that it would not be in the best interests of the Stockholders to pursue a transaction at the proposed offer price at that time.

On June 22, 2011, Mr. Schmitt met with Dr. Tewksbury and stated that the $5.00 per Share price offered by Parent was too low and that PLX wanted to continue to execute on its long-term business plan to build the recently-acquired Ethernet business. Mr. Schmitt expressed the PLX Board of Directors’ view that the PLX share price was depressed due to high research and development investment in its Ethernet business products with little associated revenue. Dr. Tewksbury asked PLX to reconsider Parent’s offer and to make a counterproposal.

On June 23, 2011, the PLX Board of Directors met telephonically and again concluded that the Parent proposal was not in the interests of the Stockholders and that making a counterproposal was not in the best interests of PLX or the Stockholders at that time. The PLX Board of Directors directed Mr. Schmitt to verbally inform Dr. Tewksbury that the PLX Board of Directors had met again on the topic and determined that it was in the best interests of PLX and the Stockholders to continue executing on its business plan before further considering a combination.

On June 24, 2011, Mr. Schmitt verbally informed Dr. Tewksbury of the PLX Board of Directors’ decision.

On July 8, 2011, Mr. Thomas Riordan, a member of the PLX Board of Directors, met with Mr. Umesh Padval, a member of the Parent board of directors, at Mr. Padval’s request, to discuss Parent’s prior proposal and Parent’s interest in a potential strategic transaction. Mr. Riordan reiterated to Mr. Padval that the PLX Board of Directors did not believe that a strategic transaction was in the Stockholders’ interests at that time and, further, that any proposed valuation for a potential strategic transaction would have to be at a significantly higher price in order for the PLX Board of Directors to consider supporting any such transaction.

Throughout November and December 2011, Mr. Simon Michael, a significant stockholder of PLX through Mr. Michael’s affiliated entity Balch Hill Partners L.P. (“Balch Hill”) had several conversations with PLX management regarding the potential opportunities for PLX’s PCI Express product. In these meetings, Mr. Michael expressed his belief that this opportunity could allow PLX to be acquired for a significant premium, as a number of semiconductor companies similar to PLX had recently been acquired at significant multiples of revenues.

On January 30, 2012, Mr. Michael and Mr. Schmitt had a dinner meeting at which they discussed the opportunities for PLX’s PCI Express switches and Ethernet businesses.

On February 7, 2012, Balch Hill and certain affiliated parties (the “BH Parties”) filed a Schedule 13D with the SEC, disclosing that the BH Parties believed PLX’s management should seek a buyer for PLX to take advantage of the market interest in PLX’s PCI Express switches. The BH Parties also disclosed on that date an ownership of approximately 9.7% of the outstanding Shares.

On February 8, 2012, the PLX Board of Directors met telephonically to discuss the BH Parties’ Schedule 13D filing. The PLX Board of Directors discussed the BH Parties’ proposal that PLX seek an acquiror for PLX. The PLX Board of Directors determined that the interests of the Stockholders were best served at that time by PLX management continuing to execute upon its strategic plan. The PLX Board of Directors also determined that it would not be in the best interests of the Stockholders to affirmatively pursue a sale of PLX at that time. The PLX Board of Directors directed Mr. Schmitt to arrange a meeting between Mr. Michael, Mr. James Guzy, Mr. Schmitt, Mr. Michael Salameh, and Mr. Riordan, all members of the PLX Board of Directors. Mr. Schmitt provided to the PLX Board of Directors two (2) recent unsolicited proposals from investment banks, including from Deutsche Bank Securities Inc. (“Deutsche Bank”) addressing PLX’s current business and the banks’ analysis of the effects of various actions on Stockholder value.

On February 21, 2012, the four (4) PLX board members met with Mr. Michael. Mr. Michael expressed dissatisfaction with PLX management and the PLX Board of Directors and expressed his view that PLX should be sold, noting recent acquisitions of other semiconductor companies at significant multiples of their market values.

On February 22, 2012, Mr. Schmitt and Dr. Tewksbury met and Dr. Tewksbury reiterated Parent’s interest in acquiring PLX. Dr. Tewksbury stated that the Parent board would likely be willing to consider a valuation higher than was previously proposed and would maintain the mix of stock and cash consideration. Dr. Tewksbury also mentioned that, Parent would potentially be willing to consider making available a Parent board seat for a member of the PLX Board of Directors, as well as positions for PLX executive management, in connection with any potential transaction. Dr. Tewksbury proposed a meeting between the respective chairmen of Parent and PLX.

On February 25, 2012, the PLX Board of Directors met telephonically to discuss continuing developments with Balch Hill. Mr. Schmitt updated the PLX Board of Directors regarding his discussions with Dr. Tewksbury. The PLX Board of Directors directed Mr. Schmitt to retain a proxy advisor.

On March 5, 2012, PLX retained MacKenzie Partners to act as its proxy advisor in connection with the Balch Hill matter.

On March 7, 2012, PLX received a letter from Balch Hill nominating a slate of directors for election to the PLX Board of Directors at PLX’s next annual meeting of Stockholders.

On March 7, 2012, Mr. Guzy, Chairman of the PLX Board of Directors met with Mr. John Schofield, Chairman of the Parent board of directors. They discussed the general state of the semiconductor industry and Mr. Guzy’s vision of the future of the industry and of PLX. Mr. Schofield offered to engage in more specific discussions regarding a potential strategic transaction, but Mr. Guzy did not believe that such discussions would be productive at that time. Mr. Schofield suggested a follow-up meeting among Dr. Tewksbury and Messrs. Schmitt, Schofield and Guzy.

On March 9, 2012, the PLX Board of Directors met telephonically to discuss continuing developments with the BH Parties, including the BH Parties’ nomination of a slate of directors. Representatives of MacKenzie Partners discussed with the PLX Board of Directors matters relating to the BH Parties’ actions and the potential outcomes of a proxy contest with the BH Parties. The PLX Board of Directors also discussed the long-term prospects of PLX’s business. PLX management noted to the PLX Board of Directors that the actions of the BH Parties had caused significant uncertainty for certain customers of PLX and among PLX employees and noted that a prolonged proxy contest would exacerbate these issues. At the meeting, the PLX Board of Directors determined to take several actions, including (i) Mr. Schmitt was directed to approach certain Stockholders to assess their support for the slate of directors to be proposed by PLX and for the slate proposed by the BH Parties, (ii) Mr. John Hart, chairman of PLX’s nominating committee, and Mr. Schmitt were directed to meet with Balch Hill to arrange for additional information or interviews with the director nominees proposed by the BH Parties to determine their qualifications to serve on the PLX Board of Directors and (iii) Mr. Schmitt was directed to work with one (1) or more financial advisors to get an updated third-party expert view of the long-term value of PLX and to discuss strategic alternatives for PLX (including pursuing a sale of PLX).

On March 15, 2012, Mr. Schmitt received a call from Dr. Tewksbury. Dr. Tewksbury reiterated the ongoing interest of the Parent board with respect to a potential strategic transaction, although no specific transaction details or valuation were discussed.

On March 21, 2012, PLX received a letter from Balch Hill demanding the resignation of Mr. Guzy from the PLX Board of Directors as a precondition to the beginning of discussions between the BH Parties and PLX.

On March 22, 2012, Mr. Guzy and Mr. Schmitt met with Mr. Schofield and Dr. Tewksbury from Parent for a dinner meeting at which Mr. Schofield and Dr. Tewksbury articulated the strategic rationale for a combination of Parent and PLX and indicated that Parent was willing to offer a significantly higher valuation of PLX than previously proposed (and to maintain both stock and cash components of the proposed consideration). Dr. Tewksbury also reiterated that Parent would potentially be willing to consider making available a Parent board seat for a member of the PLX Board of Directors, as well as positions for PLX executive management, in connection with any potential transaction.

On March 23, 2012, the PLX Board of Directors met telephonically to discuss continuing developments with Balch Hill and to discuss the dinner meeting between the chairmen and chief executive officers of Parent and PLX. The PLX Board of Directors determined that Balch Hill’s demand regarding Mr. Guzy’s resignation as a precondition to discussions was not acceptable and not in the spirit of reasonable settlement discussions. The PLX Board of Directors then discussed the general terms outlined by Parent for a potential acquisition of PLX by Parent. The PLX Board of Directors weighed the potential to achieve near-term value for the Stockholders at a potentially significant premium to the current market price against the less-certain achievement of long-term value through execution on PLX’s strategic business plan. The PLX Board of Directors also considered the potential business disruption and uncertainty created by the prospect of an extended proxy contest with the BH Parties. After full discussion, the PLX Board of Directors directed Mr. Guzy, Mr. Schmitt and Mr. Salameh to have further discussions with Parent with the goal of obtaining a more detailed understanding of the proposed combination and a stronger indication of Parent’s interest in pursuing such a transaction. The PLX Board of Directors determined to pursue retaining a financial advisor to assist the board with the proxy contest and with the process of exploring a potential sale of PLX, subject to PLX management selecting an appropriate financial advisor and negotiating acceptable terms of engagement.

On March 24, 2012, Dr. Tewksbury telephoned Mr. Schmitt to inform PLX that Parent would be sending a written proposal to PLX regarding the potential acquisition.

On March 25, 2012, Dr. Tewksbury emailed Mr. Schmitt a written proposal for the acquisition of PLX by Parent.

On March 27, 2012, the PLX Board of Directors met telephonically to discuss Parent’s written acquisition proposal sent on March 25, which proposed a range of $6.75 to $7.00 per Share, with the acquisition consideration being 50% cash and 50% Parent Common Stock. Parent proposed a sixty (60) day exclusivity period, as a condition to proceeding with the negotiation of a transaction and noted that Parent did not wish to proceed as part of a broader sale process for PLX. The PLX Board of Directors noted that the proposal offered a significant premium to PLX’s share price, discussed the potential synergies between the companies, noted the complementary nature of Parent’s and PLX’s businesses and discussed the proposed transaction as a potentially more certain path to delivering value to the Stockholders rather than continuing to execute on PLX’s long-range business plan. The PLX Board of Directors reviewed with PLX’s outside counsel, Baker & McKenzie LLP (“Baker & McKenzie”), its fiduciary obligations with respect to Parent’s proposal. The PLX Board of Directors considered Parent’s requirement of exclusivity as a condition to proceeding with a potential combination and weighed the possibility of losing the opportunity to proceed with Parent and the potential significant value to the Stockholders in a transaction with Parent, if the PLX Board of Directors did not agree to exclusivity. The PLX Board of Directors determined that it was in the best interests of Stockholders to further pursue discussions with Parent concerning a transaction provided that Parent would agree to a firm offer price, would agree to a shorter exclusivity period and that PLX Board of Directors would be afforded an opportunity to do a meaningful “market check” to determine whether there was a better offer available. The PLX Board of Directors directed Mr. Schmitt to work with PLX Board of Directors member, Mr. Robert Smith, and Baker & McKenzie to continue discussions with Parent. The PLX Board of Directors also discussed the status of the BH Parties’ proxy solicitation efforts. After consideration of other financial advisors, the PLX Board of Directors directed PLX management to finalize the retention of Deutsche Bank to assist with the proxy contest, the potential transaction with Parent and with any broader effort to pursue a sale of PLX. The PLX Board of Directors selected Deutsche Bank to act as PLX’s financial advisor based upon Deutsche Bank’s familiarity with the company and the semiconductor industry and its experience with activist investors and its qualifications, expertise, reputation and experience in advising on merger and acquisition transactions, including its approach to the transaction evaluation process, and other relevant factors.

On March 28, 2012, Mr. Schmitt met with Dr. Tewksbury and conveyed to him the PLX Board of Directors’ requirements to move forward with a combination transaction. Mr. Schmitt communicated the determination of the PLX Board of Directors that it was prepared to enter into an exclusivity agreement with Parent, begin due diligence and negotiate a definitive transaction agreement if certain additional transaction terms could be addressed. Specifically, Mr. Schmitt requested (i) that the proposed exclusivity period be reduced from sixty (60) days to a shorter period and (ii) that the proposed valuation be increased above the range proposed by Parent. Dr. Tewksbury indicated that Parent was not willing to agree to any increase in valuation.

On March 29, 2012, Mr. Schmitt and Dr. Tewksbury had further dialogue about the proposed combination terms. Dr. Tewksbury reiterated that Parent was not willing to pursue the transaction on the proposed terms as part of a pre-signing sale process, but was willing to consider a post-signing “go-shop” arrangement.

Later that day, representatives from J.P. Morgan Securities LLC (“JPM”), Parent’s financial advisor, called Mr. Schmitt to discuss certain proposed transaction terms, including (i) the potential value to Stockholders of an offer price, which was proposed as a firm $7.00 per Share, in a combination of 50% cash and 50% Parent Common Stock, rather than the range set forth in IDT’s written proposal, (ii) Parent’s continued interest in a three (3) to four (4) week exclusivity period and (iii) a proposal to include a customary “go-shop” provision in any definitive transaction agreement which would allow for the solicitation of superior transactions for a limited period following the execution of such definitive transaction agreement. Mr. Schmitt confirmed that the PLX Board of Directors would require some opportunity for a meaningful market check and agreed to further discuss the proposed go-shop arrangement with the PLX Board of Directors.

On March 30, 2012, Dr. Tewksbury and Mr. Schmitt engaged in additional discussions regarding Parent’s proposal, including the PLX Board of Directors’ requirement of a customary “go-shop” provision in the definitive transaction agreement as a condition of the PLX’s agreement to an exclusive negotiation period with Parent. Mr. Schmitt pressed Dr. Tewksbury to agree to a price per share above $7.00, but Dr. Tewksbury maintained that the Parent $7.00 per Share offer was firm, but agreed to discuss the requested “go-shop” provision with the Parent board and advisor teams.

Later that day, representatives of PLX, Parent, Parent’s outside counsel, Latham & Watkins LLP (“Latham & Watkins”) and Baker & McKenzie had a telephone conference to discuss including “go-shop” arrangements in Parent’s proposal regarding the combination transaction.

Later that day, the PLX Board of Directors met telephonically and Mr. Schmitt updated the PLX Board of Directors on his discussions with Dr. Tewksbury. Mr. Schmitt outlined the transaction terms that had been discussed, including a $7.00 per Share offer, with the acquisition consideration being 50% cash and 50% Parent Common Stock, a shorter exclusivity period and a “go-shop” arrangement under which, after signing a transaction with Parent, PLX would have an opportunity for a limited period of time to affirmatively seek a better offer for the sale of PLX and would pay a lower “break-up” fee to Parent in the event PLX terminated its agreement with Parent as a result of acceptance by the PLX Board of Directors of a superior proposal by a third-party purchaser. The PLX Board of Directors directed Mr. Schmitt to seek an updated written proposal from Parent that reflected the terms discussed between Dr. Tewksbury and Mr. Schmitt. Mr. Schmitt updated the PLX Board of Directors on the negotiation of final terms with Deutsche Bank to act as PLX’s financial advisor.

Later the same day and following the PLX Board of Directors meeting, Mr. Schmitt called Dr. Tewksbury to update him on the PLX Board’s response to Parent’s latest proposal. Specifically, Mr. Schmitt confirmed that the PLX Board of Directors was willing to proceed with a potential strategic transaction on the terms outlined by Dr. Tewksbury, namely, a valuation of $7.00 per Share (payable in a combination of 50% cash and 50% Parent Common Stock) subject to the inclusion of a customary “go-shop” provision in the definitive transaction agreement, in each case, subject to customary due diligence and the negotiation of definitive transaction agreements Mr. Schmitt conveyed to Dr. Tewksbury the PLX Board of Directors’ request that Parent submit to PLX a written proposal reflecting their proposed terms.

On March 31, 2012, Mr. Schmitt received an updated written proposal from Parent, reflecting the $7.00 per share stock and cash offer, a twenty-one (21)-day exclusivity period with a seven (7)-day extension and an agreement to include a customary go-shop provision in the definitive transaction agreements.

On April 1, 2012 the PLX Board of Directors met telephonically to discuss Parent’s written proposal. The PLX Board of Directors discussed the proposal, the significant premium, Parent’s unwillingness to participate in a pre-signing sale process, the synergies between the companies, the opportunity for the Stockholders to participate in the success of the combined companies post-closing by virtue of the Parent Common Stock portion of the offer consideration, the alternatives of PLX as a standalone entity, which would provide a less certain path to increase Stockholder value, and the opportunity for PLX to seek a better offer through post-signing “go-shop” arrangements. The PLX Board of Directors determined that it would be in the best interests of the Stockholders to pursue negotiations with Parent and, accordingly directed PLX management to enter into an exclusivity arrangement and to begin the due diligence process. The PLX Board of Directors also discussed a list of prospective companies to contact during the “go-shop” period or if a transaction could not be finalized with Parent. The PLX Board of Directors also discussed and approved the proposed final terms on which to engage Deutsche Bank as PLX’s financial advisors.

Later that day, Mr. Schmitt informed Dr. Tewksbury that the PLX Board of Directors had determined that Parent’s latest proposal was a compelling opportunity to increase Stockholder value and PLX then entered into an exclusivity agreement and a mutual non-disclosure agreement with Parent.

On April 2, 2012, PLX executed a formal agreement with Deutsche Bank to act as its financial advisor. Mr. Schmitt also sent an email to Mr. Michael at Balch Hill stating that there would be no further communication between PLX and Balch Hill until after PLX’s earnings announcement at the end of April.

On April 2, 2012, Parent commenced business, financial and accounting and legal due diligence on PLX and over the course of the next several weeks, PLX and its advisors provided additional business, finance, accounting, tax and legal due diligence information to Parent and its representatives and responded to additional inquiries from Parent, JPM and Latham & Watkins with respect to PLX.

From April 2-7, 2012, representatives of Parent, PLX and their advisors, including JPM, Deutsche Bank, Latham & Watkins and Baker & McKenzie, engaged in discussions regarding transaction structuring, regulatory analysis, the potential transaction timeline and the background regarding the activities of the BH Parties.

From April 2-5, 2012, members of Parent and PLX senior management, with representatives of JPM and Deutsche Bank present, held preliminary business, finance and product due diligence meetings. The parties reviewed and discussed PLX management’s presentation of a company overview, as well as additional detail regarding company products, software, systems, foundry relationships, assembly and test segments, research and development, sales geography and channels, operating subsidiaries, real estate matters and the Ethernet business. The parties also discussed a proposed timeline and logistics related to the production and completion of due diligence and the preparation of initial drafts of a definitive transaction agreement and related materials.

On April 4, 2012, Mr. Schmitt and Dr. Tewskbury discussed the potential adoption by PLX of an executive severance plan. Between April 11 and April 20, 2012, members of PLX management and IDT management further discussed potential adoption and implementation of such an executive severance plan. On April 20, Parent agreed that in the event the proposed strategic transaction was consummated, Parent would honor the terms of the proposed PLX Severance Plan.

following the closing of the proposed transaction in connection with the mutual goals of Parent and PLX with respect to employee retention.

On April 6 and 7, 2012, Parent and PLX and their respective representatives and advisors had several phone calls to discuss whether the transaction would be structured as a “one-step” transaction consisting of a merger, or “two-step” transaction consisting of an exchange offer followed by a merger.

On April 10, 2012, representatives of Parent and PLX senior management, as well as advisors including JPM, Deutsche Bank, Latham & Watkins and Baker & McKenzie and MacKenzie Partners held a teleconference to continue discussions regarding proposed transaction structuring. Following this meeting and additional discussion among the parties, on April 12, 2012 it was agreed that the proposed transaction would be structured as a “two-step” transaction consisting of the Offer and the Merger.

On April 13, 2012, the BH Parties filed a preliminary proxy statement.

On April 15, 2012, Mr. Schmitt provided an update to the PLX Board of Directors on the progress of the proposed combination transaction with Parent, including regarding the status of Parent’s due diligence review of PLX. Mr. Schmitt also informed the PLX Board of Directors regarding the BH Parties filing of a preliminary proxy statement.

On April 16, 2012, Latham & Watkins sent an initial draft of the Merger Agreement to PLX and its advisors.

On April 18, 2012, representatives of Baker & McKenzie distributed an issues list which set forth the material open points in the draft Merger Agreement which included, among other matters, the period of the proposed “go-shop” provision and related provisions regarding offers from third parties during such period, termination fee amounts, the method for calculating the exchange ratio to be used for the component of transaction consideration to be paid in Parent common stock, the scope of representations and warranties, the scope of PLX’s and Parent’s conduct of business covenants and conditions related to closing of the Offer.

On April 19, 2012, the PLX Board of Directors met to review PLX’s first quarter’s business activities and financial results and to review and discuss the status of the proposed combination transaction with Parent. At the meeting, Baker & McKenzie reviewed with the PLX Board of Directors their fiduciary obligations in connection with the transaction and Mr. Whipple, chief financial officer of PLX, and Baker & McKenzie, reviewed the material provisions of the draft Merger Agreement regarding the proposed exchange offer and mergers and of the Tender and Support Agreement and the material open points under the draft Merger Agreement. The PLX Board of Directors instructed PLX management and Baker & McKenzie to continue negotiation of the Merger Agreement and the Tender and Support Agreement. Deutsche Bank presented preliminary analysis of the consideration to be paid in the Transaction to holders of PLX Shares (other than Parent or its affiliates) and a review of potential parties for PLX to approach during the “go-shop” period.

On April 19, 2012, PLX’s representatives and advisors met with representatives of Parent and JPM to conduct financial due diligence on Parent and on the same day Latham & Watkins distributed to PLX and Baker & McKenzie the form of Tender and Support Agreement that Parent proposed to be executed by PLX’s directors and executive officers in connection with the proposed transaction.

On April 20, 2012, representatives of PLX, Parent and their respective financial and legal advisors met at the offices of Latham & Watkins and discussed the material open business and legal points in the Merger Agreement. The parties continued to negotiate open points related to the period of the proposed “go-shop” provision and related provisions regarding qualifying offers, termination fee amounts, the method for calculating the exchange ratio to be used for the component of transaction consideration to be paid in Parent common stock, the scope of representations and warranties, the scope of PLX’s conduct of business covenants and Parent’s conduct of business covenants and conditions related to the closing of the transaction (in particular with respect to regulatory matters).

Between April 21 and April 29, 2012, representatives of Baker & McKenzie and Latham & Watkins negotiated and exchanged drafts of the Merger Agreement, the disclosure schedules and the other transaction agreements. The key open points in the Merger Agreement that were negotiated by the respective parties included the period of the proposed “go-shop” provision and related provisions regarding offers from third parties during such period, termination fee amounts, the method of calculating the exchange ratio to be used for the component of transaction consideration to be paid in Parent Common Stock, the scope of representations and warranties, the scope of conduct of business covenants for PLX and Parent, conditions related to the closing of the transaction (in particular with respect to regulatory matters) and the definitions of “material adverse effect” with respect to Parent and PLX.

On April 23, 2012, the BH Parties filed an amended preliminary proxy statement.

On April 27, 2012, the PLX Board of Directors met telephonically to discuss the status of the proposed combination transaction. Representatives of Baker & McKenzie reported to the PLX Board of Directors on the status of negotiations regarding the merger agreement and other transaction agreements and discussed the open issues in those agreements. The PLX Board of Directors directed PLX management and Baker & McKenzie to continue to negotiate to finalize open matters in the Merger Agreement and the other transaction agreements.

On April 28, 2012, representatives from Parent and PLX management, Latham & Watkins and Baker & McKenzie convened a teleconference to discuss the process for completing due diligence. Later the same day, representatives of Latham & Watkins and Baker & McKenzie held teleconferences to review and discuss open items in the disclosure schedules to the Merger Agreement. The parties also continued to finalize the Merger Agreement.

On the evening of April 29, 2012, the PLX Board of Directors met telephonically. PLX’s representatives and advisors summarized the reverse diligence performed on Parent. Representatives of Deutsche Bank presented their financial analysis and rendered the oral opinion of Deutsche Bank (which was confirmed in writing by delivery of Deutsche Bank’s written opinion dated April 30, 2012), to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth in its opinion, the consideration per share to be paid to the Stockholders (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such Stockholders. Representatives of Baker & McKenzie then presented a detailed review of the material provisions of the Merger Agreement and the other transaction agreements, reviewed and discussed with the PLX Board of Directors the proposed resolutions regarding the Transaction and, following discussion, the PLX Board of Directors unanimously agreed and determined, for the reasons more fully described in “Item 4(b) — The Solicitation Or Recommendation — Reasons for the Recommendation of PLX’s Board of Directors”, that the Offer and the Merger were advisable and in the best interests of PLX and the Stockholders and the PLX Board of Directors voted unanimously to approve the Merger Agreement and the transactions contemplated by such agreement. In addition the compensation committee of the PLX Board of Directors approved and adopted the PLX Severance Plan. Thereafter, Baker & McKenzie and Latham & Watkins prepared final versions of the Merger Agreement, the Tender and Support Agreement and the other transaction agreements.

On April 30, 2012, shortly after 1:00 P.M., (California time), Parent and PLX entered into the Merger Agreement and Parent and the Stockholders party thereto entered into the Tender and Support Agreement.

On May 3, 2012, the BH Parties filed an amended Schedule 13D, which acknowledged that PLX and Parent had entered into the Merger Agreement and stated that Balch Hill believes the consummation of the Merger is in the best interests of the Stockholders and stated that, as of that time, Balch Hill had elected not to withdraw its nomination of director nominees for election to the PLX Board of Directors at PLX’s annual meeting, but has ceased all activities relating to the nomination of directors. On May 21, 2012, the BH Parties filed a Schedule 13D/A stating that as of May 18, 2012, the BH Parties ceased to be the beneficial owners of more than 5% of the Shares.

The Merger Agreement provides that, until 11:59 p.m. (California time) on May 30, 2012, PLX is permitted to initiate, solicit and encourage, whether publicly or otherwise, competing proposals or competing inquiries, and enter into, engage in, and maintain discussions or negotiations with respect to competing proposals or competing inquiries, in each case as described in (and subject to the provisions of) the Merger Agreement. Promptly after entering into the Merger Agreement, at the direction of the PLX Board of Directors, Deutsche Bank began conducting this go-shop process on behalf of PLX.

(b) Reasons for the Recommendation of the PLX Board of Directors

Expected Benefits of the Offer and the Mergers.

The Offer and the Mergers are expected to result in benefits to all Stockholders. In evaluating the Offer, the Mergers and the Merger Agreement, the PLX Board of Directors consulted with PLX management and legal and financial advisors. In reaching its decision that the Offer and the Mergers are advisable, and in reaching its recommendation that the Stockholders tender their Shares in the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement, the PLX Board of Directors considered a number of factors, including the following material factors, which the PLX Board of Directors viewed as supporting its recommendation.

PLX’s Operating and Financial Condition; Prospects of PLX as an Independent Company; Uncertainty of Potential Proxy Contest. The PLX Board of Directors considered its knowledge and familiarity with PLX’s business, its current and historical financial condition and results of operations, as well as PLX’s financial plan and prospects, if it were to remain an independent company. The PLX Board of Directors evaluated PLX’s long-term strategic plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if PLX were to execute or fail to execute upon its strategic plan. The PLX Board of Directors reviewed the Projections described below under “Item 8 — Additional Information to be Furnished — Projected Financial Information”, and weighed the prospects of the company’s ability as a standalone entity to achieve long-term value for the Stockholders through execution on the company’s strategic business plan against the near-term value to the Stockholders which could be realized through the Transaction at a significant premium to the then-current market price of the Shares. The PLX Board of Directors also considered the potential business disruption PLX and uncertainty for its business, customers and employees created by the prospect of an extended proxy contest with the BH Parties.

Risks of Execution in a Competitive Marketplace. In evaluating PLX’s long-term prospects as an independent company against the value to the Stockholders which could be realized by the Stockholders through the Transaction, the PLX Board of Directors considered the impact of general economic market trends on PLX’s sales, as well as general market risks that could reduce the market price of the Shares. The PLX Board of Directors also considered the highly competitive marketplace for PLX’s products and the fact that many of PLX’s competitors are significantly larger and have greater financial and other resources than PLX, and the impact of this competitive environment on PLX’s ability to execute its strategic plan without substantial risk to the value of the Shares.

Premia to Market Share Price. The PLX Board of Directors considered that the implied value of the Offer Price as of April 27, 2012 of $7.00 per Share represented significant premiums, including:

•	a premium of 72% to the $4.06 closing price per Share on April 27, 2012;

•	a premium of 81% to the $3.86 closing price per Share on the 30th-trading day prior to April 27, 2012;

•	a premium of 117% to the $3.22 closing price per Share on the 60th-trading day prior to April 27, 2012;

•	a premium of 79% to the $3.91 average closing price per Share for the 30-day period ended April 27, 2012;

•	a premium of 112% to the $3.31 average closing price per Share for the one-year period ended April 27, 2012;

•	a premium of 71% to the $4.10 high closing price per Share for the 52-week period ended April 27, 2012; and

•	a premium of 160% to the $2.69 low closing price per Share for the 52-week period as of April 27, 2012.

Absence of Financing Condition and Other Limited Conditions. The PLX Board of Directors considered that, subject to PLX’s rights to seek a Superior Proposal during the “go-shop” period, as described below in this “Item 4 — The Solicitation Or Recommendation — Reasons for the Recommendation of the PLX Board of Directors”, the Offer is likely to be completed and the Mergers are likely to be consummated, based on, among other things, the absence of a financing condition and the limited number of other conditions to the Offer and the Mergers.

Timing of Completion. The PLX Board of Directors considered the fact that the transaction is structured as an exchange offer and a subsequent merger, which can often be completed more promptly than would have been the case with a merger alone, meaning that all Stockholders are likely to receive the Offer Price for their Shares more promptly.

Tax Treatment. The PLX Board of Directors considered that if the Second Merger is completed and the Transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, certain Stockholders may receive favorable tax treatment with respect to the gain realized by them.

Prospects of the Combined Entity. The PLX Board of Directors considered that the combined company would be a stronger and more financially flexible company than PLX as a stand-alone entity. The PLX Board of Directors considered that PLX and Parent have complementary product sets, technologies and customers, which the PLX Board of Directors considers will increase opportunities for the combined companies to realize PLX’s strategic objectives. The PLX Board of Directors also considered that the Offer and the Merger present an opportunity for the Stockholders to receive common stock in a healthier, more competitive, and more financially stable company, to have greater liquidity for their shares, to benefit from any synergies experienced by Parent in the acquisition and integration of PLX and to participate in any future growth of Parent and PLX on a combined basis.

Prospects for Accretion in Parent Value. The PLX Board of Directors’ understanding, based on its review of Parent’s financial position, results of operations and financial forecasts, that the acquisition of PLX by Parent is expected to be accretive to Parent’s earnings in future periods, including based upon potential cost savings and synergies, which would benefit the Stockholders who will receive Parent Common Stock.

Opinion of Deutsche Bank. The PLX Board of Directors considered the oral opinion of Deutsche Bank (which was confirmed in writing by delivery of Deutsche Bank’s written opinion dated April 30, 2012), to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth therein, the consideration per Share to be paid to the Stockholders (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such Stockholders. See “Item 5 — Persons/Assets Retained, Employed, Compensated Or Used — Opinion of the Financial Advisor to the PLX Board of Directors”.

Regulatory Approvals. The PLX Board of Directors considered that the substantive regulatory approvals that may be required to consummate the Offer and the Merger would likely be limited to to complying with the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”).

Terms of the Merger Agreement.

Go-Shop Period. The PLX Board of Directors considered the fact that the Merger Agreement provides PLX with the ability to conduct a reasonable market check process following the announcement of the transaction, including, specifically, the following:

•

The PLX Board of Directors has the right to conduct a “go-shop” process for thirty (30) days from the date of the Merger Agreement to actively solicit alternative acquisition proposals, if available, and to continue negotiations with a qualifying third party for up to an additional fifteen (15) days thereafter.

•	The Offer cannot expire prior to the expiration of the “go-shop” period or any permitted extension thereof.

•

If PLX determines to enter into an alternative transaction agreement with certain parties who make written Competing Proposals during the “go-shop” period or a permitted extension, the $6.27 million termination fee associated with taking any such action is 52.5% less than the $13.2 million termination fee associated with other PLX termination rights, and is inclusive of expenses.

•

Parent and Purchaser have a four (4)-Business Day period in which to respond if the PLX Board of Directors determines to accept a Superior Proposal (as defined in the Merger Agreement), which the PLX Board of Directors believes should not have a significant chilling effect on the emergence of Competing Proposals (as defined in the Merger Agreement).

Termination Right to Accept Superior Proposals. The PLX Board of Directors also considered the fact that the Merger Agreement provides that in addition to the “go-shop” period, at any time after such period expires but prior to such time as the Purchaser accepts the Shares tendered and not properly withdrawn, if the PLX Board of Directors receives a Competing Proposal from a party that in the good faith determination of the PLX Board of Directors constitutes or would reasonably be expected to lead to a Superior Proposal and the PLX Board of Directors determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to result in a breach of the PLX directors’ fiduciary duties under applicable law, pursuant to the terms and conditions of the Merger Agreement, the PLX Board of Directors can terminate the Merger Agreement to concurrently enter into an agreement with respect to that Superior Proposal. The PLX Board of Directors also considered the fact that there is no additional expense reimbursement payable except to the extent of the fixed termination fee.

Change in Recommendation. The PLX Board of Directors considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the PLX Board of Directors may withdraw or modify its recommendation in response to a Superior Proposal or in response to a material development or change in circumstances (not in connection with a competing proposal) that was not known to the PLX Board of Directors as of the date of the Merger Agreement, if, in each case, it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law.

Termination Fee. The PLX Board of Directors considered that the Merger Agreement requires PLX to pay (i) a termination fee of $6.27 million (equal to approximately 1.9% of the aggregate equity value of the transaction) if PLX terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal either prior to the expiration of the “go-shop” period or with an Excluded Party (as defined in the Merger Agreement), and (ii) a termination fee of $13.20 million (equal to approximately 4.0% of the aggregate equity value of the transaction) if (a) PLX terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal after the “go-shop” period terminates or (b) such alternative transaction is with a party that is not an Excluded Party. The PLX Board of Directors believes that such a two-tiered termination fee structure, and the amounts of the termination fees payable thereunder, are customary and reasonable and will not deter any interested third party from making a Superior Proposal or inhibit the PLX Board of Directors from approving a Superior Proposal if such were available.

Extension of Offer Period. The PLX Board of Directors considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration of the Offer or, if applicable, certain subsequent expirations, which would increase the likelihood that the Offer could be consummated.

Top-Up Option. Under certain circumstances, Purchaser may exercise an irrevocable option (the “Top-Up Option”), which allows Purchaser to purchase at a price per Share equal to the Offer Price an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned of record by the Purchaser at the time of such exercise, would constitute one Share more than 90% of the Shares then outstanding, which would permit Purchaser to close the Merger (as a “short form” merger under Delaware law) more quickly than alternative structures.

Short Form Merger. The PLX Board of Directors took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase, pursuant to the Top-Up Option discussed in the foregoing paragraph, enough authorized but unissued Shares to achieve the 90% threshold required to effect a “short form” merger to acquire the remaining equity of PLX pursuant to applicable Delaware law, without additional approval of the Stockholders.

Appraisal Rights. The availability of statutory appraisal rights to the Stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

Arm’s Length Negotiation. The Merger Agreement has customary terms and was the product of arm’s-length negotiations.

Potentially Negative Factors.

The PLX Board of Directors also considered potential risks associated with the Offer and the Mergers in connection with its evaluation of the fairness of the proposed Transaction, including:

No Pre-Market Check. The PLX Board of Directors took into consideration the fact that PLX entered into the transaction with Parent and Purchaser before actively seeking offers from other potential purchasers.

Termination by Parent. The PLX Board of Directors considered the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if PLX does not perform its obligations under the Merger Agreement in all material respects.

Termination Fee. The PLX Board of Directors reviewed and discussed the termination fees that could become payable by PLX pursuant to the Merger Agreement under certain circumstances, including as a result of the “go-shop” process. The PLX Board of Directors considered Parent’s insistence as a condition to the Offer that PLX would be obligated to pay the higher termination fee under certain circumstances and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions. The PLX Board of Directors believes that such a two-tiered termination fee structure is customary and reasonable and will not deter any interested third party from making a Superior Proposal or inhibit the PLX Board of Directors from approving a Superior Proposal if such were available.

Pre-Closing Covenants. The PLX Board of Directors considered that, under the terms of the Merger Agreement, PLX has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that PLX will not take a number of actions related to the conduct of its business without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). The PLX Board of Directors further considered that these terms may limit the ability of PLX to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Mergers.

Loss of Ability to Participate in the Future Growth of PLX. The PLX Board of Directors considered the fact that Stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of PLX and will not benefit from any future appreciation in the value of PLX. Likewise, if the Merger is completed, Stockholders will not bear the risks associated with a decrease in the value of PLX.

Changes in Parent Stock Price Will Affect the Value of the Offer Price. The PLX Board of Directors considered that decreases in the price of a share of Parent Common Stock will adversely affect the Offer Price payable for the Shares.

Tax Treatment. The PLX Board of Directors considered that the receipt of Parent Common Stock and cash by the Stockholders could be fully taxable to the Stockholders if the Second Merger does not occur or if the Offer and Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Failure to Close. The PLX Board of Directors considered the risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

the market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting PLX, (ii) the possibility that the marketplace would consider PLX to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	PLX’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel; and

•	relationships with customers, suppliers, vendors, purchasing agents and other business partners of PLX.

Regulatory Approvals. The PLX Board of Directors considered the regulatory approvals that may be required to consummate the Offer and the Merger (including, in particular, the requirements under the HSR Act) and the prospects for, and potential delays in connection with, receiving any such approvals.

Other Factors

In addition to the above, the PLX Board of Directors also considered the following factors:

•

Conflicts of Interest. The PLX Board of Directors considered the arrangements and possible conflicts of interest of certain PLX officers and directors. See “Item 3 — Past Contacts, Transactions, Negotiations And Agreements”.

•

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The PLX Board of Directors did not consider the liquidation value of PLX, because the PLX Board of Directors considered PLX to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. Moreover, the PLX Board of Directors did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for PLX and its business since PLX’s value is derived from cash flows generated by continuing operations. In addition, the PLX Board of Directors did not consider firm offers made by unaffiliated persons during the last two (2) years to acquire all or a substantial part of PLX by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the last two (2) years to the knowledge of the PLX Board of Directors.

The PLX Board of Directors based its ultimate decision on its business judgment that the benefits of the Offer and the Mergers to unaffiliated Stockholders outweigh the negative considerations. The PLX Board of Directors determined that the Offer and the Mergers, together with the “go-shop” rights as described below in this “Item 4 — The Solicitation Or Recommendation — Reasons for the Recommendation of the PLX Board of Directors”, represent the best reasonably available alternative to maximize shareholder value with the least risk of non-completion.

This discussion of the information and factors considered by the PLX Board of Directors includes the material positive and negative factors considered by the PLX Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered by the PLX Board of Directors. The PLX Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Mergers, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of the Stockholders (including the unaffiliated Stockholders). Rather, the PLX Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, PLX management and PLX’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the PLX Board of Directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the PLX Board of Directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8(c)(11) — Additional Information To Be Furnished — Other material information — Forward-Looking Statements”.

For the reasons described above, the PLX Board of Directors unanimously recommends that the Stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement and thereby approve the Mergers and the transactions contemplated by the Merger Agreement.

(c) Intent to Tender

Directors and Executive Officers

To PLX’s knowledge, after making reasonable inquiry, PLX has been advised that all of PLX’s directors and executive officers intend to tender pursuant to the Offer all of the issued and outstanding Shares over which they have dispositive power and, if necessary, to vote such Shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. For a discussion regarding the decision of the PLX Board of Directors with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

Simultaneously with the execution of the Merger Agreement, all of the PLX directors and executive officers executed a Tender and Support Agreement pursuant to which they have, among other matters, agreed to (i) tender the Shares owned by them in the Offer, (ii) if required by applicable law, vote in favor of the adoption of the Merger Agreement and thereby approve the Merger and the transactions contemplated by the Merger Agreement and (iii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Tender and Support Agreement, the form of which is attached hereto as Exhibit (e)(1).

Item 5.	Persons/Assets Retained, Employed, Compensated Or Used.

(a) Opinion of the Financial Advisor to the PLX Board of Directors

Deutsche Bank has acted as financial advisor to PLX in connection with the transaction. At the April 29, 2012 meeting of the PLX Board of Directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the consideration per share to be paid to the Stockholders (other than Parent and its affiliates) was fair, from a financial point of view, to the Stockholders.

The full text of Deutsche Bank’s written opinion, dated April 30, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the PLX Board of Directors in connection with and for purposes of its evaluation of the Transaction. Deutsche Bank’s opinion is not a recommendation as to whether or not any Stockholders should tender Shares pursuant to the Offer or how any Stockholders should vote with respect to the Merger, if a vote is required. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, to the Stockholders (other than Parent and its affiliates) of the consideration per Share proposed to be paid to such Stockholders pursuant to the Merger Agreement and does not address any other terms of the Transaction or the Merger Agreement. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of PLX nor did it address the fairness of the contemplated benefits of the Transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision of PLX to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and its opinion does not constitute a recommendation, as to whether any Stockholder should tender Shares pursuant to the Offer or how any Stockholder should vote with respect to the Transaction, if any vote is required. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of PLX, or any class of such persons, in connection with the Transaction relative to the consideration per share paid to Stockholders pursuant to the Merger Agreement. As used in this Item 5, the terms “the transaction” and “the Transaction” each mean the Offer and the Merger.

In connection with Deutsche Bank’s role as financial advisor to PLX, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning PLX and Parent, and certain internal analyses, financial forecasts and other information relating to PLX and Parent prepared by management of PLX and Parent, respectively, including, among other things, the Forecast Excluding Satellite and the Forecast Excluding Satellite and Ethernet as described below under “Item 8 — Additional Information To Be Furnished — Projected Financial Information” beginning on page 38 Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of PLX and Parent regarding the businesses and prospects of PLX and Parent, respectively. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Shares and Parent Common Stock;

•

compared certain financial and stock market information for PLX and Parent with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;

•	reviewed the terms of the Merger Agreement and certain related documents; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning PLX or Parent, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the PLX Board of Directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of PLX or Parent or any of their respective subsidiaries. Nor did Deutsche Bank evaluate the solvency or fair value of PLX or Parent under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the PLX Board of Directors, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PLX and Parent as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the PLX Board of Directors, that, in all respects material to its analysis, the transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and permission of the PLX Board of Directors, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by PLX and its other advisors with respect to such issues.

Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the PLX Board of Directors in connection with and for the purpose of its evaluation of the Transaction. Deutsche Bank’s opinion was limited to the fairness of the consideration to be paid in respect of each Share, from a financial point of view, to the Stockholders as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the Transaction or the Merger Agreement. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of PLX, nor did it address the fairness of the contemplated benefits of the Transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision by PLX to engage in the Transaction or the relative merits of the transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and its opinion did not constitute a recommendation, as to whether or not any Stockholder should tender Shares pursuant to the exchange offer or how any holder of Shares should vote with respect to the Transaction. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of PLX, or any class of such persons, in connection with the Transaction relative to the consideration per share to be paid to the holders of Shares pursuant to the Merger Agreement. Deutsche Bank expresses no opinion as to what the value of Parent Common Stock will be when issued pursuant to the Merger Agreement. Deutsche Bank’s opinion does not in any manner address the prices at which the Shares or Parent Common Stock or other securities of PLX or Parent, respectively, will trade following the announcement or consummation of the Transaction.

The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the PLX Board of Directors on April 29, 2012 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2012, the last trading day before public announcement of the Merger Agreement, and is not necessarily indicative of current market conditions.

Historical Trading Analysis

Deutsche Bank reviewed and analyzed the consideration to be paid to the Stockholders pursuant to the Merger Agreement, assuming such consideration has an implied value of $7.00 based on the last trading price of Parent Common Stock. Deutsche Bank reviewed the historical prices for PLX during the one-year period ended April 27, 2012 and noted that the consideration payable in the transaction represented:

•	a premium of 72% to the $4.06 closing price per Share on April 27, 2012;

•	a premium of 81% to the $3.86 closing price per Share on the 30th-trading day prior to April 27, 2012;

•	a premium of 117% to the $3.22 closing price per Share on the 60th-trading day prior to April 27, 2012;

•	a premium of 79% to the $3.91 average closing price per Share for the 30-day period ended April 27, 2012;

•	a premium of 112% to the $3.31 average closing price per Share for the one-year period ended April 27, 2012;

•	a premium of 71% to the $4.10 high closing price per Share for the 52-week period ended April 27, 2012; and

•	a premium of 160% to the $2.69 low closing price per Share for the 52-week period as of April 27, 2012.

Analysis of Premiums Paid

Deutsche Bank has reviewed the premiums paid in (i) 288 public technology merger and acquisition transactions announced since 2006 that were greater than $100 million in deal size, (ii) 73 public technology merger and acquisition transactions that were between $250 million and $500 million in deal size (which, collectively with (i), are referred to in this Schedule 14D-9 as the “M&A Selected Transactions”) and (iii) 23 public semiconductor device merger and acquisition transactions announced since January 1, 2009, in each case, over the closing trading price of the target’s common stock one trading day prior to announcement and the high closing trading price of the target’s common stock for the 52-week period prior to announcement.

Deutsche Bank selected a reference range of a 20% to 50% premium that yielded an implied price per share range of $4.87 to $6.09 from the range of premiums over the closing trading price of the target’s common stock one trading day prior to announcement and a reference range of a 20% discount to 30% premium that yielded an implied price per share range of $3.28 to $5.33 from the range of premiums over the high closing trading price of the target’s common stock for the 52-week period prior to announcement. Deutsche Bank compared the implied price per share ranges to the implied offer price of $7.00 per Share.

All premiums for the M&A Selected Transactions and the selected semiconductor device transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the M&A Selected Transactions and the selected semiconductor device transactions occurred.

Selected Public Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for PLX with corresponding financial information and valuation measurements for the following selected public companies:

Selected Small-Cap Communications-focused Semiconductor Companies

•	TranSwitch Corp.

•	Inphi Corporation

•	Exar Corp.

•	Lattice Semiconductor Corporation

•	Applied Micro Circuits Corp.

•	Vitesse Semiconductor Corp.

•	Mindspeed Technologies Inc.

•	Pericom Semiconductor Corp.

•	Entropic Communications, Inc.

•	NeoPhotonics Corporation

•	Ikanos Communications, Inc.

•	DSP Group Inc.

Selected Large and Mid-Cap Communications-focused Semiconductor Companies

•	EZchip Semiconductor Ltd.

•	Cavium, Inc.

•	Mellanox Technologies, Ltd.

•	Altera Corp.

•	Xilinx Inc.

•	Cypress Semiconductor Corporation

•	Broadcom Corp.

•	PMC-Sierra Inc.

•	Marvell Technology Group Ltd.

•	LSI Corporation

Deutsche Bank chose the selected public companies for the purposes of this analysis utilizing its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, the size of PLX and the selected companies, the operational and financial capabilities of PLX compared with the selected companies, the competitive landscape in which PLX and the selected companies operate and the product offerings of PLX and the selected companies. Although none of the selected companies is directly comparable to PLX, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of PLX. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Deutsche Bank compared certain financial information and commonly used valuation measurements for PLX to corresponding information and measurements for the selected companies. Such financial information and valuation measurements included, among other things: (i) ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to revenues; and (ii) ratios of common equity market prices per share (“Price”) to earnings per share (“EPS”). To calculate the trading multiples for PLX and the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and certain financial estimates reported by selected equity research analysts. Deutsche Bank compared the implied price per share ranges to the implied offer price of $7.00 per share. For each metric, the range of multiples for the selected companies is set forth in the following table:

	CY2012E Enterprise Value/Revenue	CY2013E Enterprise Value/Revenue	CY2013E Price /Earnings
Selected Small-Cap Communications-focused Semiconductor Companies Multiple Range(1)(2)	0.2x – 2.4x	0.2x – 1.6x	7.4x – 20.3x
Selected Large and Mid-Cap Communications-focused Semiconductor Companies Multiple Range(1)(3)	1.5x – 14.9x	1.4x – 10.6x	9.4x – 23.6x
Selected Multiples Range	1.0x – 1.7x	1.0x – 1.5x	10.0x – 15.0x
Range of Implied PLX Share Prices	$2.80 – $4.62	$2.81 – $4.68	$0.96 – $5.76

(1)	Multiples that exceeded 40.0x were considered not meaningful.

(2)	Small-cap communications-focused semiconductor companies selected on the basis of a market capitalization of less than $1 billion as of April 27, 2012.

(3)	Large and mid-cap communications-focused semiconductor companies selected on the basis of a market capitalization of $1 billion or more as of April 27, 2012.

Selected Transactions Analysis

Deutsche Bank reviewed publicly available information relating to selected acquisition transactions in the semiconductor device industry (the “Selected Transactions”). The Selected Transactions reviewed were:

Month Announced	Target	Acquirer
January 2012	Gennum Corporation	Semtech Corp.
October 2011	SandForce, Inc.	LSI Corporation
September 2011	NetLogic Microsystems, Inc.	Broadcom Corp.
July 2011	Zarlink Semiconductor Inc.	Microsemi Corp.
March 2011	Ralink Technology Corporation	Mediatek Inc.
January 2011	Conexant Systems, Inc.	Golden Gate Capital
January 2011	Atheros Communications, Inc.	QUALCOMM Incorporated
November 2010	Voltaire Ltd.	Mellanox Technologies, Ltd.
October 2010	Wintegra Inc.	PMC-Sierra Inc.
October 2010	Actel Corporation	Microsemi Corp.
September 2010	Microtune, Inc.	Zoran Corporation
March 2010	Ralink Technology Corp.	TrendChip Technologies Corp.
October 2009	CopperGate Communications Ltd.	Sigma Designs, Inc.
September 2009	Intellon Corporation	Atheros Communications
July 2009	Infineon Technologies AG’s Wireline Business	Golden Gate Capital
June 2009	RMI Corporation	NetLogic Microsystems, Inc.
April 2009	Tundra Semiconductor Corporation	Integrated Device Technology, Inc.
February 2009	Hifn, Inc.	Exar Corp.

Deutsche Bank chose the selected transactions for purposes of this analysis because Deutsche Bank believed they represented relevant transactions in the semiconductor industry announced since January 1, 2009 for which information was publicly available. Although none of the selected transactions is directly comparable to the proposed transaction, the companies that participated in the selected precedent transactions are such that, for the purposes of analysis, the selected transactions may be considered similar to the proposed transaction.

For each of the Selected Transactions, Deutsche Bank calculated the multiples of each target’s enterprise value (“TEV”) to revenues for the last twelve-month period prior to announcement of the relevant Selected Transaction (“LTM”) and to revenues for the immediately succeeding twelve-month period subsequent to announcement of the relevant Selected Transaction (“NTM”). For each metric, from the range of multiples for the Selected Transactions, the range selected by Deutsche Bank yielded a range of implied prices per Share as set forth in the table below. Deutsche Bank compared the implied price per share ranges to the implied offer price of $7.00 per share.

	Enterprise Value/LTM Revenue	Enterprise Value/NTM Revenue
Selected Transactions Multiple Range	0.6x – 9.2x	0.6x – 8.3x
Selected Multiple Range	2.0x – 3.0x	1.7x – 2.2x
Range of Implied PLX Share Prices	$5.06 – $7.34	$4.72 – $6.25

Discounted Cash Flow Analysis

Deutsche Bank performed an illustrative discounted unlevered free cash flow analysis to determine indications of implied equity value per share of PLX common stock based upon management’s estimates for years 2012 through 2016. In performing the illustrative discounted cash flow analysis, Deutsche Bank applied discount rates ranging from 15% to 20% to PLX’s projected unlevered free cash flows of PLX for each of the years ending December 31, 2012, 2013, 2014, 2015 and 2016. Deutsche Bank derived the foregoing range of discount rates by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for PLX and selected companies which exhibited similar characteristics to PLX. The terminal values of PLX were calculated based on projected Net Operating Profit After Tax for 2016 and a range of multiples between 10.0x and 12.0x. The range of terminal multiples was based on a review of current trading multiples for the selected companies. This analysis indicated a range of values of $5.68 to $8.82 per share which Deutsche Bank compared to the implied offer price of $7.00 per share.

General

The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the PLX Board of Directors as to the fairness of the consideration proposed to be paid in respect of each Share, from a financial point of view, to the Stockholders as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of PLX with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, PLX or Parent. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of PLX or its advisors, future results or actual values may be materially different from these forecasts or assumptions.

The terms of the transaction, including the consideration, were determined through arm’s-length negotiations between PLX and Parent and were approved by the PLX Board of Directors. Although Deutsche Bank provided advice to the PLX Board of Directors during the course of these negotiations, the decision to enter into the transaction was solely that of the PLX Board of Directors. As described above under “Item 4 — The Solicitation Or Recommendation — Reasons for the Recommendation of the PLX Board of Directors” beginning on page 21, the opinion and presentation of Deutsche Bank to the PLX Board of Directors were only one of a number of factors taken into consideration by the PLX Board of Directors in making its determination to approve the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger.

PLX selected Deutsche Bank as its financial advisor in connection with the transaction based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. PLX has retained Deutsche Bank pursuant to a letter agreement originally dated April 2, 2012. PLX has agreed to pay Deutsche Bank fees, which are currently estimated to be approximately $3.4 million, for its services as financial advisor to PLX in connection with the transaction, of which $750,000 became payable upon delivery of Deutsche Bank’s opinion (or would have become payable if Deutsche Bank had advised the PLX Board of Directors that it was unable to render an opinion) and the remainder of which is contingent upon consummation of a transaction with IDT or any third party bidder. Regardless of whether the transaction is consummated, PLX has also agreed to reimburse Deutsche Bank for it expenses and to indemnify Deutsche Bank against certain liabilities in connection with its engagement.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank has not represented IDT in its capacity as a financial advisor in the past two (2) years. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). The DB Group may also provide investment and commercial banking services to Parent and PLX in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, PLX and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments or obligations.

Item 6.	Interest In Securities Of The Subject Company.

No transactions in Shares have been effected during the past sixty (60) days by PLX or, to the knowledge of PLX, any current executive officer, director, affiliate or subsidiary of PLX, or the trustee of the PLX ESOP, except that:

(a) the Compensation Committee of the PLX Board of Directors granted the following stock options on April 4, 2012 (May 1, 2012, in the case of Mr. Schmitt), to the following PLX executive officers in connection with the annual grant of employee stock options:

Name	Shares underlying Options(1)	Exercise Price
Ralph Schmitt	100,000	$6.66
Arthur O. Whipple	60,000	$4.10
David K. Raun	90,000	$4.10
Gene Schaeffer	55,000	$4.10
Michael Grubisich	60,000	$4.10
Vijay Meduri	60,000	$4.10

(1)	25% of the underlying shares vests twelve (12) months after the grant date, with 1/48th of the Shares vesting monthly thereafter. See Item 3 for information concerning the effect of the Merger on options held by PLX executive officers.

(b) the trustee of the ESOP purchased 9,400 Shares in multiple transactions at an average weighted purchase price per share of $4.1471 on April 3, 2012 , and, based on the contributions made to the ESOP in April and assuming the purchases were based on a closing Share price of $6.08 (May 17, 2012 closing price), is anticipated to purchase approximately 6,953 additional Shares in May. These Shares will not be allocated until the last day of the short plan year resulting from the plan termination in connection with the Merger. The ESOP invests primarily in Shares and monthly open market Share purchases are made on behalf of the ESOP trust.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

Pursuant to the “go-shop” provisions of the Merger Agreement (see “Item 4 — The Solicitation Or Recommendation — Reasons for the Recommendation of the PLX Board of Directors”), the PLX Board of Directors has the right to conduct a “go-shop” process for thirty (30) days from the date of the Merger Agreement to actively solicit alternative acquisition proposals, if available, and, to continue negotiations with a qualifying third party for up to an additional fifteen (15) days thereafter, in each case, pursuant to the terms of the Merger Agreement. Any such solicitations could result in discussions and negotiations with qualifying third parties, any of which could result in (i) a tender offer or other acquisition of PLX’s securities or the securities of any subsidiary of PLX, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving PLX or any subsidiary of PLX, (iii) any purchase, sale or transfer of a material amount of assets of PLX or any subsidiary of PLX, or (iv) any material change in the indebtedness or capitalization of PLX. However, prior to accepting any superior offers made pursuant to such solicitations and terminating the Merger Agreement, during the four (4) business days following PLX’s notification to Parent and Purchaser of its intent to effect an adverse recommendation change or terminate the Merger Agreement, PLX must negotiate with Parent and Purchaser in good faith to make adjustments to the Merger Agreement such that the terms of the superior offer would no longer be more favorable to the Stockholders. If there is any amendment to the financial terms or other material amendment to such superior offer, PLX must also notify and negotiate with Parent and Purchaser in accordance with the foregoing sentence, provided, however, that the four (4) business day period will become a two (2) business day period. Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the PLX Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information To Be Furnished.

(b) Golden parachute information

The following table sets forth the information required by Item 1011(b) of Regulation M-A and Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the Merger occurred on April 30, 2012 (but based on the number of Company Options that have been granted and that are vested as of May 14, 2012), the last practicable dates for this purpose prior to filing this Schedule 14d-9.

Each of our named executive officers included in the table below is entitled to “double-trigger” severance payments and benefits, under the PLX Severance Plan initially described above in Item 3, if the individual’s employment is terminated by PLX or a successor employer without “Cause” or by the executive for “Good Reason” within two (2) years (plus any applicable cure period) after a change of control such as the Merger. PLX currently expects, and the table below assumes, that each officer listed below will be a continuing employee for purposes of the provisions of the Merger Agreement that provide for Parent to assume Company Options held by continuing employees.

Name	Cash ($)(1)	Equity ($)(2)(3)(4)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(5)	Tax Reimburse- ments($)	Other ($)	Total ($)
Ralph Schmitt	$774,640	$642,838	—	$30,517	—	—	$1,447,994
Lawrence Chisvin	$229,274	$181,070	—	$15,104	—	—	$425,448
Arthur O. Whipple	$354,041	$271,765	—	$14,402	—	—	$640,207
David K. Raun	$369,854	$312,098	—	$20,345	—	—	$702,297
Gene Schaeffer	$334,335	$290,530	—	$1,800	—	—	$626,665

(1)	These dollar amounts represent a “double trigger” lump sum cash payment in respect of base salary and variable annual cash compensation described in the narrative following this table.
(2)	These dollar amounts quantify twenty-four (24) months of “double trigger” accelerated vesting for listed officers, based on the weighted average exercise price per Share of assumed unvested Company Options that are hypothetically accelerated subtracted from the average closing price per Share over the first five (5) business days following the first public announcement of the Merger, consistent with the methodology applied under applicable SEC rules if the Stockholders do not receive a fixed dollar amount as consideration in the Offer. The amounts in this column (i) disregard Company Options that have an exercise price less than $9.00 per Share but equal to or in excess of the average closing price per Share based on the formula described above, (ii) do not represent either the value of the assumed options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options, and (iii) do not reflect any taxes payable by the option holders.
(3)	The dollar amounts shown in the “Equity” column also include the value of allocated Shares in the ESOP accounts that vest as a result of the termination of the ESOP in connection with the Merger for Mr. Schmitt ($8,513) and Mr. Schaeffer ($8,523), using the average closing price in note (2) immediately above. The other listed officers are fully vested in their ESOP accounts without regard to the Merger.
(4)	If the listed officer is not a continuing employee for purposes of the treatment of Company Options in the Merger Agreement, the Merger Agreement provides, instead of the amounts in this column and without any assumed Company Options, for the following cash payments for then vested Company Options only (without any accelerated vesting): Mr. Schmitt: $2,030,140; Mr. Whipple $348,335; Mr. Chisvin: $308,506; Mr. Raun: $365,674; and Mr. Schaeffer: $475,494.
(5)	These amounts represent “double-trigger” severance benefits for continuation of medical, dental and vision insurance coverage for twelve (12) months (eighteen (18) months for Mr. Schmitt).

Narrative to Golden Parachute Compensation Table

A summary of benefits that may be payable to the executive officers under the PLX Severance Plan is set forth in “Item 3 — Arrangements between PLX and PLX’s Directors and Executive Officers — Description of Employment and Severance Arrangements with PLX Executive Officers,” which is incorporated herein by reference.

(c) Other material information

(1) Antitrust Compliance

PLX has reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including such laws in the United States and elsewhere. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of PLX’s business, PLX is informed that Parent and Purchaser believe that the Offer and the Merger can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer or the Merger, other than as described below.

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and PLX filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 7, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on June 6, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Parent or PLX, as applicable, receives a request for additional information or documentary material prior to that time. If prior to the expiration of the 30-calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent and/or PLX, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 30-calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the applicable waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, PLX or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances

(2) Appraisal Rights

The Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated (including if it is consummated as a “short-form” merger), under Section 262 of the DGCL, any holder of Shares through the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer

Price for each Share pursuant to the Merger has certain rights to dissent and demand appraisal of their Shares, and to be paid the “fair value” of such holder’s Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) (all such Shares, collectively, the “Dissenting Shares”) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL. Any such judicial determination of the fair value of the Dissenting Shares must take into account all relevant factors, and the value so determined could be higher or lower than, or the same as, the consideration per share paid pursuant to the Offer or the consideration paid in the Merger. A copy of the appraisal rights provisions of the DGCL is attached as Annex C.

Appraisal rights cannot be exercised at this time and will not be available unless the Merger (or a similar business combination) is consummated. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Prospectus. If the Merger is consummated, any Remaining Stockholders will receive additional information concerning appraisal rights and the procedures to be followed to demand and perfect appraisal rights in connection with the Merger. Any Remaining Stockholder considering demanding appraisal will be advised to consult legal counsel.

(3) Delaware Business Combinations Statute / Takeover Statutes

PLX is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including (i) a person who owns 15% or more of a corporation’s outstanding voting stock or (ii) a person who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer); or

•	the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, at the meeting held on April 29, 2012, the PLX Board of Directors approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. PLX, directly or through subsidiaries, conducts business in other states, some of which may have enacted such laws. In its resolutions approving the Merger Agreement on April 29, the PLX Board of Directors resolved that the Merger Agreement and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement will be, to the extent permitted by applicable law, exempt from any such applicable takeover or anti-takeover laws.

(4) Top-Up Option

Subject to the terms of the Merger Agreement, PLX has granted to Purchaser the Top-Up Option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from PLX an aggregate number of newly-issued Shares (such newly issued shares, the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned of record by Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). The summary of the Top-Up Option in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” of the Prospectus is incorporated herein by reference.

(5) Short Form Merger

Subject to the terms of the Merger Agreement, if Purchaser holds at least 90% of the outstanding Shares entitled to vote on the approval of the Merger Agreement after completion of the Offer, including the expiration of any “subsequent offering period,” and/or the exercise of the Top-Up Option, Purchaser will merge with and into PLX through a “short form” merger in accordance with applicable provisions of the DGCL without a meeting of Stockholders but with notice of appraisal rights summarized under “Item 8 — Additional Information to be Furnished — Other Material Information” above.

(6) Projected Financial Information

PLX does not, as a matter of course, make detailed or long term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Parent and Purchaser conducted a due diligence review of PLX, and in connection with this review Parent and Purchaser received certain non-public information concerning PLX, including certain forward-looking information concerning PLX’s anticipated operating performance. In connection therewith, PLX’s management provided Parent a revenue and gross margin only forecast for the fiscal years 2012 through 2016 (the “Revenue & GM-only Forecast”), as well as both a long-term forecast for the fiscal years 2012 through 2016, which assumed the divestiture of PLX’s satellite business (the “Forecast Excluding Satellite”) and a separate long-term forecast for the fiscal years 2012 through 2016, which assumed the divestiture of both PLX’s (i) 10 gigabit Ethernet business and (ii) Satellite business (the “Forecast Excluding Satellite and Ethernet”, and, collectively with the Revenue & GM-only Forecast and the Forecast Excluding Satellite, the “Projections”), which are summarized below. Both the Forecast Excluding Satellite and the Forecast Excluding Satellite and Ethernet were also furnished to Deutsche Bank and relied upon by Deutsche Bank in connection with their financial analysis and Fairness Opinion, and PLX’s management informed Deutsche Bank that the Forecast Excluding Satellite and the Forecast Excluding Satellite and Ethernet represented the best currently available estimates and judgments by management as to the expected future results of operations and financial conditions of PLX and, accordingly are the projections which, with PLX’s consent, Deutsche Bank relied upon in performing its analysis. PLX has advised Parent and Purchaser of certain assumptions, risks and limitations relating to the Projections, as described below, and that PLX has not as a matter of course made public any projections as to future performance or earnings.

The Projections were prepared in the ordinary course of business for operating purposes and for review by the PLX Board of Directors. The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Projections were prepared by employees of PLX without the assistance of Parent, Purchaser or any of their affiliates. The summary of the Projections is not being included in this Schedule 14D-9 to influence any Stockholder’s decision whether to tender Shares in the Offer, but because this information was made available by PLX to Parent, Purchaser and Deutsche Bank.

These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of PLX. With respect to the assumptions, please note the following:

Important factors that may affect actual results and results of PLX’s operations, or could lead to the Projections not being achieved include, but are not limited to reduced demand for our customer’s products that use the company’s products, adverse economic conditions in general or those specifically affecting the company’s markets, technical difficulties and delays in the development process, errors in the products, reduced backlog for the company’s customers and unexpected expenses, and other factors that are more fully described in the “Risk Factors” section of PLX’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which PLX operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of PLX and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any member of PLX or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither PLX nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither PLX nor any of their respective affiliates intends to make publicly available an update or other revisions to the Projections. Neither PLX nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of PLX compared to the information contained in the Projections or that the Projections will be achieved. PLX has made no representation to Parent or Purchaser or any of their respective affiliates concerning the Projections.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in PLX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in PLX’s in these or PLX’s other periodic reports are not applicable to any forward looking statements made in connection with the Offer.

Stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.

The non-GAAP financial projections included the following estimates of PLX’s future financial performance:

REVENUE & GM-ONLY FORECAST
PLX Technology, Inc.
Preliminary Product Revenue & Gross Margin (“GM”)
As of December 31,
(In thousands)
	2012	2013	2014	2015	2016
PEX(1)	74,393	95,025	120,611	154,422	199,551
GM%	54.4%	54.9%	55.7%	55.8%	55.5%

CONNECTIVITY (OLD)(2)	29,171	22,685	19,321	19,638	25,619
GM%	68.9%	67.6%	67.6%	67.2%	66.4%

STORAGE(3)	5,255	1,755	325	0	0
GM%	44.7%	51.6%	52.4%	0.0%	0.0%

NETWORKING &SAT(4)	11,700	27,152	59,600	87,283	107,360
GM%	31.3%	38.2%	31.6%	28.7%	27.7%

TOTAL PLX	120,519	146,617	199,857	261,342	332,530

GM%	55.2%	53.7%	49.7%	47.6%	47.4%

(1)	PEX revenues consist of revenues from PCI Express Switches and PCI Express Bridge sales.
(2)	Connectivity (Old) revenues consist of revenues from PCI Bridge and USB Interface sales.
(3)	Storage product revenues consist of revenues from Direct Attached Storage (DAS) and Network Attached Storage (NAS) sales.
(4)	Networking & SAT product and intellectual property-related (“IP-related”) revenues consist of revenues from the Ethernet business and the Satellite business.

FORECAST EXCLUDING SATELLITE
PLX Technology, Inc.
Income Statement
For the Twelve Months Ended December
(In thousands)
(without Satellite business)(1)
	2012	2013	2014	2015	2016
Revenue	$123,519	$138,565	$187,257	$245,142	$309,930
Cost of Goods Sold	53,946	60,290	89,484	123,431	156,905

Gross Profit	69,573	78,275	97,773	121,712	153,025
Gross Margin	56.3%	56.5%	52.2%	49.6%	49.4%
Non-GAAP Operating Expense	69,995	73,495	77,169	81,028	85,079

Non-GAAP Operating Income	(422)	4,780	20,604	40,684	67,946
Stock Compensation	2,876	3,020	3,171	3,329	3,496
Amortization of Acquired Intangibles	8,282	3,500	3,500	3,500	2,512

Operating Income	(11,580)	(1,740)	13,933	33,854	61,938
Other Income and Expense	(9,920)	(150)	(150)	(150)	(150)

Income before Tax	(1,660)	(1,590)	14,083	34,004	62,088
Provision for Income Tax	597	600	4,225	10,201	18,626

Net Income	$(2,257)	$(2,190)	$9,858	$23,803	$43,461

GAAP Net income	$(2,257)	$(2,190)	$9,858	$23,803	$43,461
Add:
Stock compensation	2,876	3,020	3,171	3,329	3,496
Amortization of Acquired Intangibles	8,282	3,500	3,500	3,500	2,512

Non-GAAP Net Income	$8,901	$4,330	$16,529	$30,633	$49,469

(1)	The Satellite business consists of IP-related revenues and a product developed by PLX for the commercial satellite communication industry.

PLX Technology, Inc.
Balance Sheets
As of December 31,
(In thousands)
(without Satellite business)(1)
	2012	2013	2014	2015	2016
Cash and Investments	17,021	19,653	26,681	47,954	87,273
Accounts Receivable	14,890	16,244	23,172	29,383	36,601
Inventories	13,302	13,214	19,613	27,053	34,390
Other Current Assets	2,300	2,300	2,300	2,300	2,300

Current Assets	47,513	51,411	71,766	106,691	160,564
Fixed assets, net	12,676	11,952	11,116	10,166	9,097
Goodwill and Intang. Assets	34,479	30,979	27,479	23,979	21,467
Other assets	1,300	1,300	1,300	1,300	1,300

Total Assets	$95,968	$95,642	$111,662	$142,136	$192,427

Accounts Payable	9,847	9,163	11,415	14,004	16,574
Notes Payable	2,000	—	—	—	—
Accrued Compensation	4,565	4,794	5,033	5,285	5,549
Other Current Liabilities	2,200	3,000	3,000	3,000	3,000

Current Liabilities	18,613	16,957	19,448	22,289	25,123
Common Stock	45	45	45	45	45
Paid in Capital	188,699	192,219	195,890	199,719	203,715
Retained Earnings	(111,239)	(113,429)	(103,571)	(79,768)	(36,306)
Other Comprehensive Income	(150)	(150)	(150)	(150)	(150)

Total Shareholders’ Equity	77,355	78,685	92,214	119,847	167,304
Total	$95,968	$95,642	$111,662	$142,136	$192,427

(1)	The Satellite business consists of IP-related revenues and a product developed by PLX for the commercial satellite communication industry.

FORECAST EXCLUDING SATELLITE AND ETHERNET
PLX Technology, Inc.
Income Statement
For the Twelve Months Ended December
(In thousands)
(without Satellite or Ethernet business)(1)(2)
	2012	2013	2014	2015	2016
Revenue	$122,019	$119,465	$140,257	$174,060	$225,170
Cost of Goods Sold	52,446	48,912	57,191	71,466	93,348

Gross Profit	69,573	70,553	83,066	102,594	131,822
Gross Margin	57.0%	59.1%	59.2%	58.9%	58.5%

Non-GAAP Operating Expense	65,045	52,705	55,340	58,107	61,012

Non-GAAP Operating Income	4,528	17,848	27,726	44,487	70,809
Stock Compensation	2,876	3,020	3,171	3,329	3,496
Amortization of Acquired Intangibles	21,349	—	—	—	—

Operating Income	(19,697)	14,828	24,556	41,157	67,314
Other Income and Expense	(14,920)	(150)	(150)	(150)	(150)

Income before Tax	(4,777)	14,978	24,706	41,307	67,464
Provision for Income Tax	597	600	7,412	12,392	20,239

Net Income	$(5,374)	$14,378	$17,294	$28,915	$47,224

GAAP Net income	$(5,374)	$14,378	$17,294	$28,915	$47,224

Add:
Stock compensation	2,876	3,020	3,171	3,329	3,496
Amortization of Acquired Intangibles	21,349	—	—	—	—

Non-GAAP Net Income	$18,851	$17,398	$20,465	$32,245	$50,720

(1)	The Satellite business consists of IP-related revenues and a product developed by PLX for the commercial satellite communication industry.
(2)	The Ethernet business consists of products that implement 10Gb Ethernet over Copper (10GBase-T) physical layer devices (PHYs) and IP-related revenues.

PLX Technology, Inc.
Balance Sheets
As of December 31,
(In thousands)
(without Satellite or Ethernet business)(1)(2)
	2012	2013	2014	2015	2016
Cash and Investments	27,009	45,200	62,822	91,301	135,028
Accounts Receivable	14,709	14,005	17,356	20,863	26,591
Inventories	12,932	10,721	12,535	15,664	20,460
Other Current Assets	2,300	2,300	2,300	2,300	2,300

Current Assets	56,950	72,226	95,013	130,127	184,379
Fixed assets, net	12,676	11,952	11,116	10,166	9,097
Goodwill and Intang. Assets	21,412	21,412	21,412	21,412	21,412
Other assets	1,300	1,300	1,300	1,300	1,300

Total Assets	$92,338	$106,890	$128,842	$163,005	$216,188

Accounts Payable	9,335	6,960	7,708	8,875	10,573
Notes Payable	2,000	—	—	—	—
Accrued Compensation	4,565	4,794	5,033	5,285	5,549
Other Current Liabilities	2,200	3,000	3,000	3,000	3,000

Current Liabilities	18,100	14,754	15,741	17,160	19,122
Common Stock	45	45	45	45	45
Paid in Capital	188,699	192,219	195,890	199,719	203,715
Retained Earnings	(114,356)	(99,978)	(82,684)	(53,769)	(6,545)
Other Comprehensive Income	(150)	(150)	(150)	(150)	(150)

Total Shareholders’ Equity	74,238	92,136	113,101	145,845	197,066

Total	$92,338	$106,890	$128,842	$163,005	$216,188

(1)	The Satellite business consists of IP-related revenues and a product developed by PLX for the commercial satellite communication industry.
(2)	The Ethernet business consists of products that implement 10Gb Ethernet over Copper (10GBase-T) physical layer devices (PHYs) and IP-related revenues.

SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION

The Projections include both GAAP and non-GAAP information. Non-GAAP financial information is included in the Projections, with such non-GAAP information being so indicated in the relevant line item. The Projections were not prepared for any purpose outside the purpose indicated in this Schedule 14D-9.

For purposes of internal projections, including the Projections described above, PLX prepares non-GAAP financial information, including non-GAAP net income (loss), non-GAAP operating income (loss) and non-GAAP operating expenses. These non-GAAP projections exclude share-based compensation, including ESOP expenses and amortization of acquired intangibles.

PLX TECHNOLOGY, INC.

RECONCILIATION BETWEEN GAAP AND NON-GAAP FINANCIAL INFORMATION

(in thousands)

(not prepared in accordance with GAAP)

(without Satellite business)

	2012	2013	2014	2015	2016
Net Loss Reconciliation
GAAP Net Income (Loss)	$(2,257)	$(2,190)	$9,858	$3,803	$43,461
Share-based compensation	2,876	3,020	3,171	3,329	3,496
Amortization of purchased intangible assets	8,282	3,500	3,500	3,500	2,512

Non-GAAP Net Income (Loss)	$8,901	$4,330	$16,529	$30,632	$49,469

Operating Loss Reconciliation
GAAP Operating Income (Loss)	$(11,580)	$(1,740)	$13,933	$33,854	$61,938
Share-based compensation	2,876	3,020	3,171	3,329	3,496
Amortization of purchased intangible assets	8,282	3,500	3,500	3,500	2,512

Non-GAAP Operating Income (Loss)	$(422)	$4,780	$20,604	$40,683	$67,946

Operating Expense Reconciliation
GAAP Operating Expenses	$81,153	$80,015	$83,840	$87,857	$91,087
Share-based compensation	(2,876)	(3,020)	(3,171)	(3,329)	(3,496)
Amortization of purchased intangible assets	(8,282)	(3,500)	(3,500)	(3,500)	(2,512)

Non-GAAP Operating Expenses	$69,995	$73,495	$77,169	$81,028	$85,079

PLX TECHNOLOGY, INC.

RECONCILIATION BETWEEN GAAP AND NON-GAAP FINANCIAL INFORMATION

(in thousands)

(not prepared in accordance with GAAP)

(without Satellite or Ethernet business)

	2012	2013	2014	2015	2016
Net Loss Reconciliation
GAAP Net Income (Loss)	$(5,374)	$14,378	$17,294	$28,915	$47,224
Share-based compensation	2,876	3,020	3,171	3,329	3,496
Amortization of purchased intangible assets	21,349	—	—	—	—

Non-GAAP Net Income (Loss)	$18,851	$17,398	$20,465	$32,244	$50,720

Operating Loss Reconciliation
GAAP Operating Income (Loss)	$(19,697)	$14,828	$24,556	$41,157	$67,314
Share-based compensation	2,876	3,020	3,171	3,329	3,496
Amortization of purchased intangible assets	21,349	—	—	—	—

Non-GAAP Operating Income (Loss)	$4,528	$17,848	$27,727	$44,486	$70,810

Operating Expense Reconciliation
GAAP Operating Expenses	$89,270	$55,725	$58,511	$61,436	$64,508
Share-based compensation	(2,876)	(3,020)	(3,171)	(3,329)	(3,496)
Amortization of purchased intangible assets	(21,349)	—	—	—	—

Non-GAAP Operating Expenses	$65,045	$52,705	$55,340	$58,107	$61,012

(7) Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent after such time as Purchaser accepts the Shares tendered and not properly withdrawn, pursuant to the Merger Agreement, of certain persons to be appointed to the PLX Board of Directors, other than at a meeting of the Stockholders as described in the Information Statement, and is incorporated herein by reference.

(8) SEC Periodic Reports

For additional information regarding the business and financial results of PLX, please see the following documents that have been filed by PLX with the SEC, each of which is incorporated herein by reference:

•	Form 10-K for the fiscal year ended December 31, 2011, filed on March 13, 2012;

•	Form 10-K/A, Amendment No. 1, filed on April 27, 2012, for the purpose of adding Part III information to that report;

•	Form 10-Q for the quarter ended March 31, 2012, filed on May 9, 2012

(9) Legal Proceedings

On May 14, 2012, a putative class action complaint captioned Cox v. Guzy, et al., C.A. No. 7529 (the “Cox Complaint”), was filed in the Delaware Court of Chancery. The Cox Complaint names as defendants the members of the PLX Board of Directors, as well as PLX, Parent, Purchaser and Merger LLC. The plaintiff alleges that PLX’s directors breached their fiduciary duties to the Stockholders in connection with the Offer and Merger, and were aided and abetted by PLX, Parent, Purchaser and Merger LLC. The Cox Complaint alleges that the Offer and the Merger involve an unfair price, an inadequate sales process and unreasonable deal protection devices, and that defendants entered into the Offer and the Merger to benefit themselves personally. The Cox Complaint seeks injunctive relief, including to enjoin the offer and the merger, an award of damages, attorneys’ and other fees and costs, and other relief.

(10) Forward-Looking Statements

Information both included and incorporated by reference in this Schedule 14D-9 may contain forward-looking statements as defined by the U.S. federal securities law which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the Offer and the Merger.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Prospectus/Offer to Purchase, dated May 22, 2012 (incorporated by reference to Exhibit (a)(4) of the Schedule TO filed with the SEC by Purchaser and Parent on May 22, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(a)(1)(C)	Letter to PLX Stockholders from the Chief Executive Officer of PLX, dated May 22, 2012 (filed with this Schedule 14D-9)

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(a)(1)(G)	Summary Advertisement published on May 22, 2012 (incorporated by reference to Exhibit (a)(5)(I) of the Schedule TO filed by Purchaser and Parent May 22, 2012).

(a)(1)(H)	Form of Letter to Participants in the PLX Technology, Inc. Employee Stock Ownership Plan (“ESOP”) and ESOP Instruction Letter (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(a)(5)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release, dated April 30, 2012 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by PLX on April 30, 2012).

(a)(5)(C)	Fairness Opinion of Deutsche Bank, dated April 30, 2012 (incorporated by reference to Annex B attached to this Schedule 14D-9).

(a)(5)(D)	Letter to Customers, Sales Partners and Suppliers, dated April 30, 2012. (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by PLX on April 30, 2012)

(a)(5)(E)	IDT Press Release, dated May 22, 2012, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(H) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(e)(1)	Tender and Support Agreement, dated as of April 30, 2012, by and between Parent and the PLX directors and executive officers (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by PLX on April 30, 2012).

(e)(2)	PLX Severance Plan for Management and Key Employees, approved by the PLX Board of Directors on April 29, 2012 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PLX on April 30, 2012)

(e)(3)	Mutual Non-Disclosure Agreement, dated as of March 31, 2012, by and between PLX and Parent (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(e)(4)	Exclusivity Agreement, dated as of March 31, 2012, by and between PLX and Parent (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Purchaser and Parent on May 22, 2012).

(e)(5)	Agreement and Plan of Merger, dated as of April 30, 2012, among PLX, Parent, Purchaser and Merger LLC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by PLX on April 30, 2012).

(g)	None.

Annex A	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Annex B	Fairness Opinion of Deutsche Bank Securities Inc., dated April 30, 2012.

Annex C	Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

By: /s/ Arthur O. Whipple
Name: Arthur O. Whipple, Chief Financial Officer
Dated: May 22, 2012

Annex A

Information Statement

PLX TECHNOLOGY, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is being mailed on or about May 22, 2012, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $.001 par value per share (the “Common Stock”), of PLX Technology, Inc., a Delaware corporation (“PLX”). In this Information Statement, unless the context otherwise requires, the terms “the Company”, “we”, “our” and “us” refer to PLX.

On April 30, 2012, Integrated Device Technology, Inc., a Delaware corporation (“IDT”), Pinewood Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of IDT (“Merger Sub”), Pinewood Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of IDT (“Merger LLC”) and PLX entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that, on and subject to the terms of the Merger Agreement, Merger Sub will commence an exchange offer (the “Offer”) to purchase all of the outstanding shares of PLX common stock (the “Shares”) in exchange for consideration, per Share, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of IDT common stock (the sum of (i) and (ii) being the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon and less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(5) to the Schedule 14D-9 of which this annex is a part, and is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer, the full terms and conditions of which are set forth in Merger Sub’s Offer to Purchase, dated May 22, 2012 (as amended or supplemented from time to time, the “Offer”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Merger Sub and IDT with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2012. Copies of the Schedule TO, the Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

Consummation of the Offer is subject to the satisfaction or, where permissible, waiver of various conditions set forth in the Merger Agreement, including, but not limited to (i) the valid tender into the Offer, without proper withdrawal, of a number of Shares that, together with Shares then directly or indirectly owned by IDT, represents at least a majority of the outstanding Shares, on a fully diluted basis, and no less than a majority of the voting power of PLX’s capital stock, on a fully diluted basis, and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (the “Minimum Condition”), (ii) the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (iii) the registration statement for IDT’s common stock issuable in connection with the Offer and the Merger being declared effective by the SEC and not subject to any stop order issued by the SEC or proceeding initiated by the SEC seeking a stop order that has not been concluded or withdrawn, (iv) the approval of the listing of such shares on NASDAQ and (v) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) with respect to PLX’s business. The Offer is not subject to a financing condition.

Following consummation of the Offer, Merger Sub will merge with and into PLX with PLX surviving as a wholly-owned subsidiary of IDT (the “Merger,” and PLX after the merger, the “Surviving Corporation”). In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than the Shares held in the treasury of PLX or owned by Parent or any of its direct or indirect wholly-owned subsidiaries or affiliates, including Purchaser, and Shares as to which appraisal rights have been perfected in accordance with Delaware law) will be cancelled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes, on the terms and conditions set forth in the Merger Agreement. Following consummation of the Merger and subject to certain conditions, including the receipt of opinion of counsel to PLX regarding certain U.S. federal income tax consequences, the Surviving Corporation will merge with and into Merger LLC with Merger LLC surviving as a wholly-owned subsidiary of IDT (the “Second Merger”). If the Second Merger occurs, the transaction is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act “), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

IDT and Merger Sub provided the information in this Information Statement concerning Merger Sub and the Designees (as defined below), and PLX assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of PLX. Each Share has one (1) vote. As of May 14, 2012, 200,000,000 Shares were authorized under PLX’s certificate of incorporation, 44,778,772 Shares were issued and outstanding, 5,296,051 Shares were subject to outstanding employee options to purchase Shares, and 199,000 Shares were subject to restricted stock units.

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

SEC rules require that we send you this Information Statement in connection with the possible appointment of individuals (the “Designees”) designated by Merger Sub to the Board of Directors of PLX (the “Board”) pursuant to the Merger Agreement. As more fully set forth in Section 1.3 of the Merger Agreement, after Merger Sub accepts for exchange shares of Common Stock tendered and not properly withdrawn pursuant to the Offer representing at least such number of shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer, Merger Sub shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Merger Sub pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by IDT and its direct or indirect wholly-owned subsidiaries bears to the total number of shares of Common Stock then outstanding.

The Merger Agreement also provides that PLX will, upon Merger Sub’s request, take all actions as are necessary or desirable to enable the Designees to be so elected or appointed to the Board, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending PLX’s bylaws if necessary to increase the size of the Board) and/or promptly securing the resignations of such number of its incumbent directors, and shall cause the Designees to be so elected or designated at such time. PLX has also agreed, upon Merger Sub’s request, to cause the Designees to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each PLX subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the applicable NASDAQ listing rules. The Merger Agreement provides further that PLX will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations in connection with any such election or appointment of the Designees and will include in the Schedule 14D-9 such information as is required under Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder to fulfill its obligations.

Potential Designees

As of the date of this Information Statement, IDT has not determined who it will designate to the Board. However, IDT has informed PLX that such Designees will be selected from the list of potential Designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of PLX if so designated. None of the Potential Designees currently is a director of, or holds any position with, PLX. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to PLX or any of its subsidiaries or has a material interest adverse to PLX or any of its subsidiaries. To PLX’s knowledge, none of the Potential Designees listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IDT has advised PLX that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of PLX or has been involved in any transactions with PLX or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. IDT has advised PLX that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer or key employee of PLX.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of IDT, 6024 Silver Creek Valley Road, San Jose, CA 95138, and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Richard D. Crowley, Jr.	55	Mr. Crowley joined IDT as Vice President and Chief Financial Officer in October 2008. Mr. Crowley was promoted to Senior Vice President and Chief Financial Officer in May 2012. Prior to joining IDT, Mr. Crowley served as Vice President, Finance and Chief Financial Officer of Micrel, Inc. Prior to Micrel, Mr. Crowley served as Vice President and Chief Financial Officer of Vantis Corporation. Prior to Micrel, Mr. Crowley was employed by National Semiconductor Corporation, where his last position was Vice President and Corporate Controller.

Mario Montana	50	Mr. Montana has been with IDT since 1997 and was appointed Vice President and General Manager, Enterprise Computing Division in February 2007. Prior to his current role, Mr. Montana was General Manager, IDT Serial Switching Division, Director, IDT Serial-Switching Division and Director, IDT Strategic Marketing Group. Mr. Montana has also served as Product Line Director for IDT’s Telecommunications, FIFO, Logic and Timing groups, respectively. Prior to joining IDT, Mr. Montana held various product marketing and engineering positions at Zarlink Semiconductor, IDT, Raytheon and Hewlett Packard.

Name	Age	Principal Occupation and Five-Year Employment History

Thomas Sparkman	50	Mr. Sparkman joined IDT in November 2011 as general manager and Vice President for the Communications division, and also currently serves as Senior Vice President of Worldwide Sales for IDT. Prior to joining IDT, Sparkman was the chief executive officer of Samplify Systems, Inc., a leader in data compression technologies, in which IDT was a strategic investor.

J. Vincent Tortolano	62	Mr. Tortolano joined IDT in February 2009 as Vice President, General Counsel and Secretary. Prior to joining IDT, Mr. Tortolano served as Vice President, General Counsel and Secretary of Micrel, Inc. Prior to Micrel, Mr. Tortolano held the position of Vice President, Co-General Counsel of Lattice Semiconductor Corporation. Prior to Lattice Semiconductor, Mr. Tortolano was employed by AMD, where his last position was Vice President and General Counsel of AMD’s Vantis subsidiary, prior to its acquisition by Lattice Semiconductor.

Brian White	47	Mr. White joined IDT in February 2007 as Vice President, Finance and Treasurer.

PLX INCUMBENT DIRECTORS AND EXECUTIVE OFFICERS

The names of our directors and executive officers and their ages, positions, and biographies as of May 14, 2012 are set forth below. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Name	Age	Position
Ralph Schmitt	51	President, Chief Executive Officer and Director
Arthur O. Whipple	64	Chief Financial Officer and Secretary
David K. Raun	50	Senior Executive Vice President and General Manager of Product Lines
Gene Schaeffer	48	Executive Vice President, Worldwide Sales
Michael Grubisich	53	Executive Vice President, Operations
Vijay Meduri	41	Executive Vice President, Engineering, Switching
D. James Guzy (1)(2)	76	Chairman of the Board
Michael J. Salameh	57	Director
John H. Hart (2)(3)	66	Director
Robert H. Smith (1)(3)	75	Director
Thomas Riordan	55	Director
Patrick Verderico (1)	68	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating Committee

Ralph Schmitt has served as our President and Chief Executive Officer, and has been a member of our board of directors, since November 2008. He has been involved in the semiconductor industry for more than twenty-five (25) years in various diversified areas such as design, application, sales, marketing and general management. Mr. Schmitt has served on multiple semiconductor boards and has run four different semiconductor companies. He just recently joined the board of OCZ Technology Group in April 2011 and has chaired the Global Semiconductor Alliance (GSA) Emerging Company Council since 2008. Prior to joining our company, Mr. Schmitt consulted with a variety of venture capitalists, as well as acted as chief executive officer of Legend Silicon, a privately funded Chinese terrestrial digital TV semiconductor company. From June 2005 to August 2007, Mr. Schmitt served as the chief executive officer of Sipex, an analog semiconductor company, which merged with Exar Corporation in August 2007. Upon the completion of the merger, he was appointed chief executive officer and a director of Exar, positions he held until the end of 2007. From 1999 to 2005, Mr. Schmitt was the Executive Vice President of Sales, Marketing and Business Development for Cypress Semiconductor, a seller of a broad range of semiconductor products to global markets. He has also served on the boards at Cypress subsidiaries and other privately held semiconductor and systems companies. Mr. Schmitt received his BSEE from Rutgers University. The Board selected Mr. Schmitt to serve as a director because he is the chief executive officer of the Company and he has relationships with many executives and senior management at semiconductor companies throughout the United States.

Arthur O. Whipple has served as our Chief Financial Officer since January 2007. Prior to joining PLX, he was VP finance, CFO and secretary at Silicon Storage Technology, Inc. He was previously with QuickLogic Corp., where he served initially as its VP finance, CFO and secretary, then as VP and GM of its logic products business unit. Prior to QuickLogic, he was VP engineering for ILC Technology, and also VP finance and operations of its subsidiary, Precision Lamp. Earlier in his career, Mr. Whipple served in financial and engineering roles at other semiconductor manufacturing companies, including Westinghouse Electric, Fairchild Semiconductor, and Monolithic Memories. Mr. Whipple also serves on the board of directors of GSI Technology, Inc., a fabless manufacturer of high-speed SRAM memory integrated circuits, since 2007. He received his BSEE from the University of Washington and an MBA from Santa Clara University.

David K. Raun was recently appointed as our Senior Executive Vice President and General Manager of Product Lines in March 2012. Prior to that appointment, he was our Vice President, Marketing and Business Development since May 2007, having served as our Vice President, Marketing since November 2004. From January 2002 to November 2004, Mr. Raun was Vice President of Marketing at Pericom Semiconductor. From April 2001 to September 2001, Mr. Raun was Executive Vice President & General Manager at Actovate, a technology-based marketing company. From September 1989 to November 2000, Mr. Raun worked at Waferscale Integration, Inc., where his last position was Vice President of PSD & Memory Products. From 1985 to 1989, Mr. Raun held various sales, sales management, and marketing positions at AMD. Mr. Raun received a B.S. in Electrical and Computer Engineering from the University of California, Santa Barbara.

Gene Schaeffer has served as our Executive Vice President, Worldwide Sales since February 2009. During 2008 he served as Vice President of Sales & Marketing at PulseCore Semiconductor, a privately funded company specializing in EMI suppression. From 2006 thru 2008, he was Vice President of Worldwide Sales at Sipex, an analog semiconductor company, which merged with Exar in 2007 where he was appointed Vice President Worldwide Sales. From 1998 to 2006, Mr. Schaeffer held positions of increasing responsibility in sales management at Cypress Semiconductor including Director of Strategic Accounts, Vice President of Americas Sales, and Vice President of Channel Sales.

Michael Grubisich has served as our Executive Vice President, Operations since September 2008, having served as director of product & test engineering at PLX since April 2007. Prior to joining PLX, Mr. Grubisich worked twelve (12) years at Sun Microsystems in various advanced technology and engineering operations management positions involving CPU, ASIC and ASSP products. He spent ten (10) years at National Semiconductor in technical capacities involving device architecture, device modeling, process development and product engineering. He also spent four (4) years at Digital Equipment Corporation responsible for the evaluation of advanced IC technologies for use in DEC’s high-end systems. Mr. Grubisich has several patents in the area of device architecture and silicon processing. He holds a Bachelor of Science in Electrical Engineering from Purdue University.

Vijay Meduri has served as our Executive Vice President, Engineering, Switching since September 2008, having served as Director of Design Engineering at PLX since 2004. Mr. Meduri has over eighteen (18) years of experience in the chip industry having led numerous high profile projects at various companies. At PLX, he led the development of the PCI Express product line from its inception in 2002. Prior to joining PLX he led the development of the industry’s first PCI switched fabric at Sebring Networks (acquired by PLX). He worked as a consultant at Sun Microsystems and other companies and was the founder of an EDA company that successfully sold its technology. He started his career at LSI Logic. He holds an MSEE from the University of Cincinnati where he did research work in Hardware Description Languages.

D. James Guzy has served as our Chairman of the Board since 1986. He has been Chairman of Arbor Company, a limited partnership engaged in the electronics and computer industry, since 1969 and Co-founder and Chairman of SRC Computers LLC, a developer of reconfigurable processor-based computers, since 1996. Mr. Guzy also serves on the board of Alliance Bernstein Core Mutual Fund since 1982. He has served as a director of Cirrus Logic, a developer of high-precision analog and mixed-signal integrated circuits, from 1984 to 2011, a director of Intel, a semiconductor chip maker, from 1969 to 2008, a director and director emeritus of Novellus Systems, a developer and manufacturer of systems used in the fabrication of integrated circuits, from 1990-2003 and 2004-2006 respectively, a director and director emeritus of Micro Component Technology, Inc., a semiconductor test equipment manufacturer, from 1993-2004 and 2005-2008 respectively, a director and director emeritus of LogicVision, a provider of semiconductor built-in-self- test BIST and diagnostic solutions, from 1999-2004 and in 2005 respectively, and a director and director emeritus of Tessera Technologies, a developer of miniaturization technologies for chip-scale, multichip, and wafer-level packaging, from 2000-2004 and in 2005 respectively. Mr. Guzy received a B.S. from the University of Minnesota and an M.S. from Stanford University. The Board selected Mr. Guzy to serve as a director because of his long experience with the Company, experience with public company governance and knowledge of the semiconductor industry. He was a founding investor of the Company and served as Chairman since the beginning and is therefore very familiar with the Company’s markets, customers and competition. Furthermore he has over forty (40) years of experience serving as an investor and director of numerous public companies, including many leading semiconductor companies.

Michael J. Salameh co-founded PLX and served as our Chief Executive Officer and as a member of the Board of Directors from PLX’s inception in May 1986. He retired from his position as CEO in November 2008 and continues to serve as a director. In addition to serving as PLX’s CEO for twenty-two (22) years, he personally participated in many of the key company functions including sales, marketing, engineering, accounting, quality assurance, operations and compensation. He is familiar with the company’s critical business processes, the key people and the business landscape including customers, markets, suppliers and competition. Mr. Salameh currently performs management consulting for private technology companies. He has more than twenty-five (25) years of chief executive and marketing experience in the semiconductor industry. From 1980 through 1986, Mr. Salameh was employed in various marketing management positions with Hewlett-Packard Company. Mr. Salameh received a B.S. in Engineering and Applied Science from Yale University and an M.B.A. from Harvard Business School. The Board selected Mr. Salameh to serve as a director because of his industry experience and knowledge of the Company.

John H. Hart has been a director of PLX since April 1999. He is a former senior vice president and Chief Technology Officer of 3Com. At 3Com, Mr. Hart was responsible for the overall strategic direction of the company during the ten (10) year period from 1990 to 2000 in which it grew annual revenue from $400 million to almost $6 billion. He architected and led 3Com’s “Fast, Cheap and Simple” (FCS) first/last mile networking strategy and was responsible for 3Com’s Advanced Development Lab which pioneered Ethernet adapter and switch solutions, 802.11 solutions, and cable modems/low cost routers. Prior to 3Com, Mr. Hart was Vice President of Engineering at Vitalink Communications Corporation where he led the group that invented, patented and shipped the industry’s first Ethernet switching products. He has experience in determining successful strategic directions. Mr. Hart currently serves on the board of Plantronics Inc. since 2006, and previously served on the boards of Coherent Inc. from 2000-2010, and Clearspeed Technology PLC from 2002-2008. He holds a Bachelor of Science in Mathematics from the University of Georgia. The Board selected Mr. Hart to serve as a director because of his technology experience and perspective. Many of the technology and market trends and business issues that Mr. Hart experienced at 3Com are directly relevant to PLX’s business.

Thomas Riordan was appointed to the Board of Directors in November 2004 and has more than thirty (30) years of experience in the solid-state electronics industry. In May 2011, Mr. Riordan was appointed Chief Operating Officer of MoSys, Inc., a provider of serial chip-to-chip communications products. Prior to joining MoSys Inc., Mr. Riordan was president and CEO of Exclara, a fabless semiconductor supplier of ICs for solid-state lighting, from 2006 until 2010. Before that, he was vice president of the microprocessor division of PMC-Sierra, Inc., a semiconductor company, from 2000 to 2004. From August 1991 to August 2000, Mr. Riordan was chief executive officer, president and a member of the board of directors of Quantum Effect Devices, Inc. (QED), a semiconductor design company that Mr. Riordan co-founded. QED went public on NASDAQ in 1999 and was subsequently acquired by PMC-Sierra. From February 1985 to June 1991, Mr. Riordan served in various design and managerial roles, most recently as director of research and development at MIPS Computer Systems, Inc., a semiconductor design company. From March 1983 to January 1985, Mr. Riordan served as a design engineer at Weitek Corporation, a semiconductor company. From October 1979 to February 1983, Mr. Riordan was a design engineer at Intel Corporation. Mr. Riordan also serves on the boards of directors of Mellanox Technologies Ltd., a semiconductor company since 2003, and several private companies. Mr. Riordan holds Bachelor of Science and Master of Science degrees in Electrical Engineering as well as a Bachelor of Arts degree in Government from the University of Central Florida and has done post-graduate work in Electrical Engineering at Stanford University. The Board selected Mr. Riordan to serve as a director largely because of his experience in building QED into a leading microprocessor company. QED (now part of PMC-Sierra) and PLX are both complex digital chip fabless semiconductor companies and therefore have many common characteristics such as design and manufacturing methodologies, supply chain systems and marketing and sales processes.

Robert H. Smith has been a director of PLX since November 2002. Mr. Smith has extensive experience in a variety of industries, including the semiconductor industry and has had management experience in a variety of roles. His experience as Chief Financial Officer of publicly held companies also provides valuable knowledge of financial statement preparation and regulatory compliance. From May 1995 to August 2002, Mr. Smith worked at Novellus Systems Inc., a semiconductor equipment manufacturer, where his last position was Executive Vice President of Administration in the Office of the CEO and board member. In 1994, Mr. Smith held the position of chairman of the board of directors for Micro Component Technology, Inc., a semiconductor test-equipment manufacturer. From 1986 through 1990, Mr. Smith served as the president of Maxwell Graphics, Inc., a printing company. From 1982 through 1986, Mr. Smith held chief financial officer positions with Maxwell Communications of North America Corp. and R. R. Donnelley and Sons, printing companies. He previously also held executive positions with Honeywell, Inc., Memorex Corp. and Control Data Corp. Mr. Smith is currently a member of the board of directors for ON Semiconductor Corporation and Cirrus Logic, Inc., semiconductor companies, and Epicor Software Corporation, a software company. He was also a member of the board of directors for Virage Logic Corporation, a semiconductor company from 2003 to 2010. The Board selected Mr. Smith to serve as a director because he has served as chief financial officer, audit committee chairman and audit committee member for a variety of companies and he has an extensive understanding of the internal and external financial reporting of public companies.

Patrick Verderico has been a director of PLX since November 2004. He is an operations and financial executive with more than twenty-five (25) years of industry and consulting experience with high technology companies. Mr. Verderico has extensive line experience in manufacturing, finance, planning, and international operations with service as a corporate officer in seven high technology companies in manufacturing, finance and executive management. Mr. Verderico’s international experience includes expatriate assignments in Latin America and Asia. He has served on the Board of Directors of three publicly traded semiconductor companies before joining the Board of PLX. Mr. Verderico is a certified public accountant and has both audit and compensation board committee experience. From 1992 to 2008, Mr. Verderico served as a director of Micro Component Technology, Inc., a semiconductor test equipment manufacturer. He also previously served on the board of directors of OSE USA, Inc., a semiconductor-packaging foundry, from 1997-2006 and Catalyst Semiconductor, a programmable integrated circuit manufacturer, from 1996-2000. From January 2001 to January 2003, he was Chief Financial Officer of Ubicom, an Internet processor and software company. From April 1997 to November 2000, he worked at OSE USA, Inc. where his last position was President and Chief Executive Officer. Prior to 1997, Mr. Verderico held executive positions with Maxtor as Chief Operating Officer, Creative Technology as Chief Financial Officer, Cypress Semiconductor as Chief Financial Officer, Philips Semiconductors as Vice President of Assembly Operations, National Semiconductor as Corporate Controller, and a former partner of Coopers & Lybrand. Mr. Verderico received a B.A. from the University of Akron and a Masters of Public Administration (M.P.A.) from Pennsylvania State University. The Board selected Mr. Verderico to serve as a director because he has broad financial and operational management experience with high technology companies, and has experience with board committee functions such as audit and compensation.

Board and Corporate Governance Matters

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company.

Committees and Meetings of the Board of Directors

During the year ended December 31, 2011, the Board of Directors held six (6) regular meetings and five special meetings. The Board has three (3) committees: the Audit Committee, the Compensation Committee and the Nominating Committee. During the year ended December 31, 2011, no director attended fewer than 90% of all the meetings of the Board and its committees on which he served after becoming a member of the Board. The Company encourages, but does not require, its Board members to attend the annual meeting of stockholders. One of the current members of the Board attended the 2011 annual meeting of stockholders. The Board has determined that a majority of the Board members, D. James Guzy, Michael J. Salameh, Thomas Riordan, Patrick

Verderico, John H. Hart and Robert H. Smith, are independent directors as defined in the listing standards of The NASDAQ Global Market LLC. Consistent with the principles of the NASDAQ listing standards, the Board also determined that ownership of the Company’s stock by a director is not inconsistent with a determination of independence.

Audit Committee

The Audit Committee, which held four (4) meetings in the year ended December 31, 2011, consists of Mr. Smith, Mr. Guzy and Mr. Verderico, with Mr. Smith serving as its chairman. The Audit Committee is responsible for assisting the full Board of Directors in fulfilling its oversight responsibilities relative to the Company’s financial statements, financial reporting practices, systems of internal accounting and financial controls, annual independent audits of the Company’s financial statements, and such legal and ethics programs as may be established from time to time by the Board. The Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and may retain external consultants at its sole discretion. In addition, the Audit Committee reviews and pre-approves the engagement of the Company’s independent registered public accounting firm to perform audit and non-audit services and the related fees. The Board has determined that all members of the Audit Committee are independent directors as defined in the listing standards of NASDAQ. The Board has further determined that Robert H. Smith is an “audit committee financial expert” as defined by SEC rules.

The Board of Directors has adopted and approved a charter for the Audit Committee, a copy of which can be viewed at the Company’s website at www.plxtech.com.

Compensation Committee

The Compensation Committee, which held two (2) meetings in the year ended December 31, 2011, consists of Mr. Guzy and Mr. Hart, with Mr. Hart serving as its chairman. The Compensation Committee reviews and approves the compensation and benefits for the Company’s executive officers, administers the Company’s equity compensation plans and performs such other duties as may from time to time be determined by the Board. The Board has determined that all members of the Compensation Committee are independent directors as defined in the listing standards of NASDAQ. The Board of Directors has adopted and approved a charter for the Compensation Committee, a copy of which can be viewed at the Company’s website at www.plxtech.com.

Nominating Committee

The Nominating Committee, which held one (1) meeting in the year ended December 31, 2011, consists of Mr. Hart, who serves as chairman, and Mr. Smith. The Nominating Committee assists the Board of Directors in selecting nominees for election to the Board of Directors and monitors the composition of the Board. The Nominating Committee will consider and make recommendations to the Board of Directors regarding any stockholder recommendations for candidates to serve on the Board of Directors. However, it has not adopted a formal process for that consideration because it believes that the informal consideration process has been adequate given the absence of stockholder proposals prior to 2012, and that stockholder nomination proposals, such as received in 2012, are best considered on a case by case basis. Stockholders wishing to recommend candidates for consideration by the Nominating Committee may do so by writing to the Secretary of the Company at 870 W. Maude Avenue, Sunnyvale, California 94085, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating stockholder’s ownership of the Company’s Common Stock at least 120 days prior to the next annual meeting to assure time for meaningful consideration by the Nominating Committee. Except in the case of a contested director election to which the committee intends to respond on a case by case basis, there are no differences in the manner in which the Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or the Nominating Committee. The Company does not pay any third party to identify or assist in identifying or evaluating potential nominees.

Notwithstanding the foregoing, a stockholder wishing to nominate directors as a formal proposal (rather than simply a recommendation) must comply with timing and other requirements of our bylaws referred to under “Stockholder Proposals” below in this proxy statement.

The Nominating Committee operated under a written charter setting forth the functions and responsibilities of the committee. A copy of the charter can be viewed at the Company’s website on www.plxtech.com.

Criteria and Diversity

In reviewing potential candidates for the Board, the Nominating Committee considers the individual’s experience in the semiconductor industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, the candidate’s interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual’s integrity, willingness to become involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. Although we do not have a formal diversity policy, to foster and maintain a diversity of viewpoints, backgrounds and experience on the Board, the Committee evaluates the mix of skills and experience of the directors and assesses nominees and potential candidates in the context of the current composition of the Board and the requirements of the Company. The Board intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

The Board has determined that all members of the Nominating Committee are independent directors as defined in the listing standards of NASDAQ.

Communication between Stockholders and Directors

The Company’s Board of Directors currently does not have a formal process for stockholders to send communications to the Board of Directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders on a timely basis. The Board of Directors does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, stockholders wishing to formally communicate with the Board of Directors may send communications directly to D. James Guzy, Chairman of the Board, c/o PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, California 94085.

Board Leadership Structure

The Board of Directors is committed to maintaining an independent Board and for many years, a majority of our Board has been comprised of independent directors. Mr. Guzy has served as Chairman of the Board since PLX’s inception. We separate the roles of CEO and Chairman of the Board. Our leadership structure enhances accountability of our chief executive officer to the Board, balances power on our Board and encourages balanced decision making. We also separate the roles in recognition of the differences in roles. The CEO is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the chairman of the Board provides oversight, direction and leadership of the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of the Company’s Common Stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of the Company’s Common Stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such reports received or written representations from certain

Reporting Persons, the Company believes that during the year ended December 31, 2011, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all directors, officers, and employees of the Company as required by applicable securities laws, rules of the Securities and Exchange Commission, and the listing standards of The NASDAQ Global Market LLC. Any amendments to, or waivers from, any provision of the Company’s Code of Business Conduct and Ethics will be posted on the Company’s website. A copy of the Code of Business Conduct and Ethics is posted on the Company’s website at www.plxtech.com.

Stockholder Proposals

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. For stockholder proposals including director nominations to be considered properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary of the Company. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. Section 2.10 of our bylaws requires you to furnish to the Secretary of the Company additional information if you propose to nominate candidates for election as directors at the annual meeting.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The named executive officers of PLX for whom we provide compensation information below are:

•	Ralph Schmitt, President and Chief Executive Officer;

•	Arthur O. Whipple, Chief Financial Officer;

•	Lawrence Chisvin, Chief Operating Officer;

•	David K. Raun, VP of Marketing; and

•	Gene Schaeffer, VP of Worldwide Sales.

Effective March 4, 2012, Mr. Chisvin transitioned out of the chief operating role and into a non-executive position as Vice President of Strategic Initiatives. We are therefore discussing below his compensation information relevant to 2011, but not 2012 compensation information.

The compensation program for our named executive officers has two principal objectives:

•	to attract, reward, motivate and retain individuals who have the leadership and management skills we need in our business; and

•	to align overall compensation with the achievements of key business objectives and increase in stockholder value.

The compensation program for our entire executive team, including our named executive officers, comprised of base salary, non-equity variable compensation and equity-based compensation. We use all three elements of compensation in an effort to create a balanced compensation package that provides adequate incentives for outstanding performance.

We employ a strong pay-for-performance philosophy and ensure a strong correlation between the pay our executives receive and the performance of the business. Our compensation programs have resulted in compensation that reflects our financial results as described in our executive variable compensation below.

Compensation decisions for the named executive officers are made by our Compensation Committee (“Committee”) described above under “Board and Corporate Governance Matters”. During the first quarter of each year, the Committee typically establishes the following core elements of compensation for the named executive officers:

•	target base compensation, which consists of,

•	base salary and

•	non-equity variable compensation (“variable compensation”); and

•	stock option grants.

The Chief Executive Officer makes recommendations to the Committee for the levels of compensation of all of the executive officers except the Chief Executive Officer’s compensation. Executive officers are not present for the Committee discussions or determinations of their individual compensation elements.

The Committee did not in 2011, and does not currently, engage the services of a compensation consultant in determining executive officer compensation. However, in order to maintain a general understanding of current compensation practices, the Committee and the Chief Executive Officer performed a review of compensation levels for our named executive officers against technology compensation surveys independently prepared by Radford Surveys, a consulting unit of Aon Corporation. Compensation surveys utilized were for high-tech and semiconductor public companies with revenues between $50 million and $200 million. Factors considered when adjustments are made to executive target salaries include the executive’s attainment of internal goals, the executive’s operating performance, the competitive environment for the executive’s skill and our expectations for the specific position held by the individual.

In 2011, the Committee’s compensation decisions with respect to base salary increases were based on an evaluation of the factors set forth above relative to each named executive officer’s individual circumstances and performance. The Committee believed that base salary increases, as described in more detail below, were appropriate and necessary to maintain competitive salary levels and to recognize the contribution of our named executive officers. For determining payouts of non-equity variable compensation in 2011, the Committee reviewed the Company’s financial performance and each named executive officer’s individual achievements and compared each measure to objectives set in the beginning of the year. The Committee determined that, although individual performances were strong, the Company’s predetermined financial objectives were not achieved. For these reasons, no variable compensation awards were paid to our named executive officers for 2011. In early 2011, the Committee approved equity-based compensation in the form of stock options granted to each of our named executive officers. We strongly believe that equity ownership by executive officers creates incentives to build stockholder value and aligns the interests of our executive officers with those of our stockholders.

Target Base Compensation

The target base compensation for each named executive officer includes two components, a base salary and a variable compensation target. The base salary is a predetermined, fixed amount paid to the executives during each year of service. The variable compensation is dependent on company financial performance metrics and a subjective evaluation of each named executive officer’s individual performance.

Base Salary

Base salary is a customary element of executive compensation that we endeavor to set at an amount that reflects the leadership, management and other skills and performance of the individual officer, and the market value of the officer’s services in light of total compensation opportunity. Base salary is intended primarily as short-term cash compensation that fosters the objectives of executive retention and motivation for individual performance.

Base salary increases are determined based on an assessment of individual performance by the executive officer relative to individual objectives established for the year. For 2011, based on the review described above, the Committee increased the base salaries relative to 2010 salaries for each named executive officer by 3%, which increase was effective April 1, 2011. During the first three (3) calendar quarters of 2010, the Company had experienced growth and a return to profitability. In October 2010, the Company purchased Teranetics. The attendant spending and minimal gross profit generated losses at the end of 2010 that were expected to continue through 2011. Raises for non-executive employees granted on April 1, 2011, averaged 3%, and this percentage was applied to the executive group as well.

In 2012, based on the review described above, the Committee approved increases to base salaries relative to 2011 salaries for Mr. Schmitt by 6.0%, which increase was effective April 19, 2012, and for Mr. Whipple and Mr. Schaffer by 6.0% and 3.1%, respectively, which increases were effective April 1, 2012. On March 5, 2012, Mr. Raun was promoted to Senior Executive Vice President and General Manager of Product Lines. Based upon his promotion, the Committee increased Mr. Raun’s salary by 9.3% effective immediately on his promotion date. As part of the annual review process the Committee subsequently approved an increase to Mr. Raun’s base salary of an additional 2%. This aligned him more closely with the midpoint of the Radford data for this job description.

The primary reasons underlying the 2012 increases for the continuing executive officers included the executive’s attainment of internal goals, the executive’s operating performance, the competitive environment for the executive’s skill and our expectations for the specific position held by the individual. The Committee also considered Radford compensation data and determined that the base compensation for Mr. Schmitt and Mr. Whipple should be increased by 6% due to operating performance and to further align them towards the midpoint as expressed by the Radford data. Mr. Schaeffer’s salary level and performance brought him more closely in-line with the 3% midpoint of the corporate increase level.

Variable Compensation

Purpose of Variable Compensation Plans

Our executive variable compensation plans are intended to motivate and reward long-term individual performance by our named executive officers. In keeping with our pay-for-performance philosophy, variable compensation is designed to be a substantial portion of each named executive officer’s total compensation. The variable compensation an executive officer actually receives depends on corporate financial results for the year and the executive’s individual performance during the year.

The payment schedule for any variable compensation earned is also intended to add a retention element to this otherwise annual compensation program. For the named executive officers under the 2011 variable compensation plan, 100% of the first $1,200,000 of the potential amounts allocated to them would vest on January 1, 2012, and be paid on the last business day in January 2012. Amounts so allocated in excess of $1,200,000 would be payable such that 60% of the amount in excess of $1,200,000 would also vest on January 1, 2012 and be paid on the last business day in January 2012, 20% of the amount in excess of $1,200,000 would vest on January 1, 2013 and be paid on the last business day in January, 2013, and 20% of the amount in excess of $1,200,000 would vest on January 1, 2014 and be paid to the Participants on the last business day in January 2014.

The same payment schedule would also apply to the 2012 variable compensation plan, with each applicable date above moved forward one year.

Because variable compensation is earned primarily by actual financial performance, we report variable compensation, if any, earned for a given year in full under the column for “Non-Equity Incentive Plan” in the Summary Compensation Table.

2011 Variable Compensation Plan

On February 18, 2011, the Compensation Committee approved the 2011 Variable Compensation Plan effective for 2011. For each of the named executive officers, a variable compensation target was established. The target variable awards ranged from 75% to 100% of an executive’s base salary and the maximum variable award that could be earned was two (2) times the variable compensation target unless the Committee, in its sole discretion, decided to permit a higher variable compensation amount based on the performance and condition of our business.

The target percentages for 2011 were determined as follows:

Name	Target Percentage	Basis for Target Percentages
Mr. Schmitt	100%	Unchanged since 2010
Mr. Whipple	90%	Unchanged since 2010
Mr. Chisvin	90%	Unchanged since 2010
Mr. Raun	75%	Unchanged since 2010
Mr. Schaeffer	75%	Unchanged since 2010

Each named executive officer’s variable compensation amount was based upon attainment of our 2011 Annual Operating Plan’s operating income and revenue goals and the achievement of predetermined individual objectives. Each objective was weighted as follows:

•

Operating Income (50% Weight): A minimum threshold of ($2,000,000) of non-GAAP operating income (loss) must have been met before there was any variable compensation payable from this objective. Performance over this threshold was determined using a sliding scale assigned by management. Non-GAAP operating income excludes share-based compensation, including ESOP (as defined below) expenses, acquisition-related charges, restructuring charges, amortization of acquired intangibles and impairment charges.

¡

2011 published non-GAAP operating loss was $8.1 million (which figure excludes share-based compensation, including ESOP expenses, acquisition, restructuring and impairment related charges and amortization of acquired intangibles).

•

Annual Revenue (20% Weight): A minimum annual revenue threshold of $125,417,000 must have been met before there was any variable compensation payable from this objective. Performance over this threshold was determined using a sliding scale as assigned by management.

¡	2011 reported revenues were $115.8 million.

•

Individual Objectives (30% Weight): Each executive officer had predetermined measurable objectives for the year. No executive officer received credit for a particular objective unless that objective was met at 100% (no credit for partial accomplishments). If an executive officer met all of their objectives, they earned the full 30% of their variable compensation target. In cases where an executive officer did not achieve one (1) or more objectives, they only received credit for the objectives achieved. An executive could not receive more than 100% of their target variable compensation for personal objectives and could not receive more than 200% of their target variable compensation in any event. Any variable compensation amounts for the achievement of individual objectives could not be earned unless both of the minimum financial thresholds above (operating income and annual revenue) had been met.

¡	The individual objectives for 2011 were:

¡	Mr. Schmitt:

•	Grow revenue 2x the industry rate

•	Networking: 10GE Phy design that can achieve a $10/port price point

•	PCIe: Fabric Silicon defined and vetted with customers

•	PCIe: Initial board level product revenue

•	PCIe: First system level product defined

•	Networking: Achieve customer acceptance on first gen Satellite product

¡	Mr. Whipple:

•	SEC Documents filed timely each quarter and no unremediated SOX findings

•	Improve opex and GM over Annual Operating Plan (AOP)

•	Maintain cash above $20M

•	Increase access to available capital

¡	Mr. Chisvin:

•	PCIe: Mira and Draco production

•	Networking: Integrate TN team into Product Development Process (PDP)

•	Networking: 40nm PHY “A” production release and sample “B” version

•	Networking: Sample DSWM “A” and tapeout “B” version

¡	Mr. Raun:

•	PCIe: Close on Gen3 graphics partner to increase SAM

•	Networking: Signed Satellite contract and collect NRE

•	Networking: Partnership Development Agreement for a 28nm 10GE LOM Controller

•	Storage: SOC/NAS+ Road Map/Strategy/Product Defined

•	Marketing Materials, Web and Investor Material to Reflect Cloud/Data Center Focus

¡	Mr. Schaeffer:

•	PCIe: Increase penetration of new markets and customers in MB and SSD.

•	PCIe: Win selected, critical Gen 3 programs — Dell, HP, EMC, Intel, Oracle

•	Networking: Win selected, critical 10G PHY programs — Arista, Cisco, Extreme, IBM, Juniper

•	Storage: Win WD USB3.0 business

•	The target and maximum amounts that could be earned under the 2011 plan for the named executive officers are set forth in the Grants of Plan-Based Awards Table for 2011, below.

During 2011, the Committee’s actions, which also support our pay-for-performance philosophy, operated such that compensation actually earned by executives reflected the performance of the Company in an economic environment that continues to be challenging. Following the end of 2011, the Committee evaluated the actual financial and individual results against the pre-determined objectives set in the 2011 Variable Compensation Plan to determine variable compensation awards for our named executive officers.

Although our named executive officers did meet their individual objectives, the financial objectives were not met as both minimum thresholds of annual revenue and non-GAAP operating income were not achieved. For that reason, the individual objectives were considered not earned based on the financial achievement requirement under the variable compensation plan and no payouts were made under the 2011 Variable Compensation Plan.

2012 Variable Compensation Plan

On April 2, 2012, the Compensation Committee approved the 2012 Variable Compensation Plan effective for 2012. Under the 2012 plan, each named executive officer has a target variable compensation expressed as a percentage of their base salary. At 100% of the target, the variable compensation award ranges from 75% to 100% of an executive’s base salary.

The target percentages for 2012 for continuing named executive officers were determined as follows:

Name	Target Percentage	Basis for Target Percentages
Mr. Schmitt	100%	Unchanged since 2010
Mr. Whipple	90%	Unchanged since 2010
Mr. Raun	90%	Reflects promotion to General Manager
Mr. Schaeffer	75%	Unchanged since 2010

The target variable compensation for an executive is tied to five (5) segments: revenue (20%), gross margin (20%), non-GAAP spending (20%), performance to group and or functional goals (20%) and performance to personal objectives (20%). An executive cannot receive more than 100% of their target variable compensation for group or personal objectives and cannot receive more than 200% of their target variable compensation for any reason. The financial operating objectives are as follows:

•

The Company must have positive non-GAAP net income before any of the following operating metrics-based elements would apply. Non-GAAP operating income excludes share-based compensation, including ESOP (as defined below) expenses, acquisition-related charges, restructuring charges, amortization of acquired intangibles and impairment charges.

•

Revenue — For each percent that revenues are above or below the annual operating plan, an executive’s revenue-related variable compensation target will be increased or reduced by ten (10) percent. The amount cannot be less than zero and is subject to the aggregate limitation in Section 3 of the plan.

•

Gross Margin — For each percentage point that gross margin is above or below the annual operating plan, an executive’s gross margin-related variable compensation target will be increased or reduced by forty (40) percent. The amount cannot be less than zero and is subject to the aggregate limitation in Section 3 of the plan.

•

Non-GAAP Spending — For each percent that non-GAAP spending is above or below the annual operating plan, an executive’s revenue-related variable compensation target will be reduced or increased by twenty (20) percent. The amount cannot be less than zero and is subject to the aggregate limitation in Section 3 of the plan. Non-GAAP spending excludes share-based compensation, including ESOP (as defined below) expenses, acquisition-related charges, restructuring charges, amortization of acquired intangibles and impairment charges.

The reason for the mix of financial and individual objectives is to recognize that we must improve our short-term financial performance while at the same time we must also invest in new products and organizational improvements that will lead to long-term revenue growth and financial stability. We consider revenue, gross margins and expenditures as key objectives in the variable compensation plan because we believe top line growth and profitable operations are equally necessary to support and increase stockholder value. We also consider individual objectives to be key to our long-term growth and success as we believe that successful execution of these key objectives ultimately drives overall corporate goals. The goals are meant to be attainable but challenging. The goals are limited to 100% achievement.

Stock Options

We have made annual stock option grants to our executive officers that have been intended as a long-term incentive component to the compensation program that achieves potential value only to the extent the officer meets the vesting requirements based on continued service to the Company and to the extent that our stock price following exercise and upon ultimate sale of option shares exceeds the applicable exercise price. We also believe that granting stock options helps align the interests of our executive officers with the interests of our stockholders because the value of the options is tied to the increase in market price of our stock above the applicable exercise prices.

We have made most equity grants on an annual basis in connection with the annual performance review and compensation adjustment cycle. In general, 1/4 of the option shares vest twelve (12) months from the date of grant, and 1/48 of the total shares underlying the options vest monthly thereafter, subject to continued service through the applicable vesting date. For all employees, including executive officers, PLX only grants equity awards on the first business day of a month. The exercise price of all stock options is set at the closing price of our common stock on NASDAQ on the grant date.

The Compensation Committee determines the number of shares underlying stock option grants to our executive officers based upon prior performance of the officer, the importance of retaining the officer’s services and the potential for the officer’s performance to help PLX achieve long-term corporate performance goals. The Committee also considers each officer’s PLX stock ownership. However, there is no set formula that determines the number of option shares for any given officer. Factors considered when options are granted include the executive’s attainment of internal goals, the executive’s operating performance, the competitive environment for the executive’s skills and other factors specific to a particular individual.

During 2011, PLX employees, including executives, and six (6) non-employee directors received stock options to purchase an aggregate of 1,484,500 shares of our common stock. The five (5) individuals serving as named executive officers during 2011 received stock options to acquire an aggregate of 280,000 shares or 19% of the total options granted in 2011.

The following table summarizes the 2011 option grants to the listed individuals and the basis for determining the number of shares underlying each grant (additional information concerning these grants is set forth below in the Grants of Plan-Based Awards During 2011 table):

Name	# of Shares Underlying 2011 Option Grants	Basis for the # of Shares
Mr. Schmitt	100,000	Performance to 2010 objectives, Radford and perceived employee value in 4+ years
Mr. Whipple	50,000	Performance to 2010 objectives, Radford and perceived employee value in 4+ years
Mr. Chisvin	50,000	Performance to 2010 objectives, Radford and perceived employee value in 4+ years
Mr. Raun	40,000	Performance to 2010 objectives, Radford and perceived employee value in 4+ years
Mr. Schaeffer	40,000	Performance to 2010 objectives, Radford and perceived employee value in 4+ years

Generally Available Benefit Programs

In 2011, the executive officers were eligible to receive health care coverage that is generally available to other regular full-time PLX employees. We maintain a tax-qualified 401(k) plan, which provides for broad-based employee participation. Under the 401(k) plan, all PLX employees are eligible to receive matching contributions from PLX. On February 1, 2009, PLX suspended the matching contributions due to the then-current economic conditions. The matching contributions from PLX were then reinstated on July 1, 2010. In 2010, the matching contribution was (1) $0.50 per dollar contributed by the employee, (2) limited to the first 6% of each participant’s pretax base compensation and (3) calculated and paid on a pay period basis subject to applicable federal limits.

Effective as of January 1, 2009, the Company established the PLX Technology, Inc. Employee Stock Ownership Plan (the “ESOP”). The ESOP is a tax-qualified defined contribution retirement plan that is non-contributory. PLX regular employees (other than nonresident aliens with no U.S.-source income, employees covered by a collective bargaining agreement, leased employees and employees of a non-participating subsidiary of PLX) who are at least eighteen (18) years old and have worked for PLX for at least twelve (12) consecutive months are eligible to participate in the ESOP. The Company makes a cash contribution equal to a percentage of eligible compensation that is determined annually by the Board of Directors. Eligible compensation is limited to $150,000. The contributions are used to purchase common stock of the Company. Since the adoption of the ESOP, the Company has made annual contributions of 2% of each employee’s eligible compensation up to a maximum of $3,000 for any single employee (2% of $150,000 of eligible compensation). Eligible participants received a share allocation at the end of the plan year based on the contributions plus an additional allocation for forfeitures that occurred during the plan year. The shares and forfeitures are allocated to each ESOP participant who is employed on the last day of the ESOP Plan Year (December 31) in the same proportion that the compensation (up to the $150,000 limit) of each ESOP participant bears to the eligible compensation of all ESOP participants. For the 2011 plan year, each named executive officer was allocated 1,091 shares of the Company’s common stock.

We also offer other benefits to the executive officers under our standard benefit programs that provide for broad-based employee participation, including medical, dental and vision insurance, short and long-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, and educational expense reimbursement of up to $5,000 per year.

Except as summarized above, we do not offer other perquisites or personal benefits to our executive officers.

Severance and Change in Control Arrangements

Our executive officers do not have employment agreements. Our executive officers serve at the will of the Board. Prior to April 29, 2012, our executive officers did not have severance or change-of-control arrangements with PLX. On April 29, 2012, the Compensation Committee of the Board approved the PLX Severance Plan for Executive Management, the terms and benefits of which are summarized in Items 3 and 8 of the Schedule 14D-9 to which this Information Statement is attached as Annex A, which summary is incorporated in this Information Statement by this reference.

Tax and Accounting Considerations

Accounting for Variable Compensation Plans — We accrue for our variable compensation plans on a straight-line basis in accordance with the payment timetable. For example, under the 2010 variable compensation plan, the aggregate amount of variable compensation pool that was earned was $1.38 million. Of the $1.38 million, $1.3 million was fully accrued by December 2010. The next $40 thousand was fully accrued by January 2012 and the final $40 thousand will be fully accrued by January 2013.

Accounting for Stock Options — We account for share-based payments from our stock option plans in accordance with the requirements of FASB ASC Topic 718.

Deductibility of Executive Compensation — Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally disallows a tax deduction to public companies for compensation in excess of

$1 million paid to certain of our executive officers. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with certain exemptions in Section 162(m). However, in our judgment, we may authorize compensation payments that do not comply with the exemptions in Section 162(m).

Compensation Committee Report

This report is not deemed to be soliciting material, filed with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that PLX specifically incorporates it by reference into a document filed with the SEC.

The Compensation Committee reviewed and discussed the above Compensation Discussion and Analysis (CD&A) with the Company’s management. Based on the review and discussions, the Compensation Committee recommended to the Company’s Board of Directors that the CD&A be included in this proxy statement.

MEMBERS OF THE COMPENSATION COMMITTEE

John H. Hart, Chairman

D. James Guzy

Summary Compensation Table

The following table summarizes compensation information for our named executive officers for the years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Cash Payment for Tendered Options ($)(5)	All Other Compensation ($)(6)	Total ($)
Ralph Schmitt, President and Chief Executive Officer	2011	388,550	—	163,253	—	—	13,800	565,603
	2010	369,385	—	192,660	279,580	—	8,400	850,025
	2009	350,000	22,222	—	—	—	3,331	375,553

Arthur O. Whipple, Chief Financial Officer	2011	249,286	—	92,030	—	—	10,479	351,795
	2010	236,900	—	144,495	164,011	—	6,657	552,063
	2009	230,000	22,222	102,194	—	72,814	4,196	431,426

Lawrence Chisvin, Chief Operating Officer	2011	279,397	—	92,030	—	—	8,622	380,049
	2010	257,040	—	132,454	174,093	—	4,310	568,897
	2009	252,000	22,222	94,430	—	113,482	4,276	486,410

David K. Raun, VP of Marketing	2011	252,302	—	73,624	—	—	8,849	334,775
	2010	240,875	—	144,495	139,764	—	5,037	530,171
	2009	235,000	22,222	146,159	—	105,376	4,215	512,972

Gene Schaeffer, VP of Worldwide Sales	2011	252,302	—	73,624	—	—	8,028	333,954
	2010	240,875	—	144,495	136,852	—	4,542	526,764
	2009	205,543	22,222	116,575	—	—	—	344,340

(1)	Effective March 4, 2012, Mr. Chisvin transitioned out of the chief operating role and into a non-executive position as Vice President of Strategic Initiatives.
(2)	The dollar amounts in 2009 represent discretionary cash bonuses.
(3)	These dollar amounts reflect the aggregate grant date fair value of option awards in the years indicated in accordance with FASB ASC Topic 718. Therefore, these amounts do not represent payments actually received by the officers.

The assumptions used to calculate the value of the awards are set forth in Note 2 of the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2011.

(4)	The dollar amounts in 2010 represent compensation earned under the 2010 Variable Compensation Plan. The Company did not adopt a variable compensation plan for 2009 and no variable compensation was earned under the 2011 Variable Compensation Plan. For the 2010 variable compensation earned, $1.3 million of the aggregate $1.38 million was paid out on January 31, 2011. The remaining $80 thousand was deferred in which 50% of the deferral was paid out on January 31, 2012 and the final 50% of the deferral is to be paid on January 31, 2013. The amounts of earned variable compensation that remains deferred until January 31, 2013 for Mr. Schmitt, Mr. Whipple, Mr. Chisvin, Mr. Raun and Mr. Schaeffer were $7,541, $4,449, $4,874, $3,797 and $3,797, respectively. Under the plan, if the officer’s employment is terminated due to defined retirement, disability or termination by PLX without cause, the officer remains entitled to payment on the original payment schedule or a payout date as determined by the sole discretion of the Board. However, if the officer terminates his or her employment on any other basis or is terminated by PLX for cause, the officer is not entitled to receive any remaining unpaid bonus otherwise payable after that termination. The plan also provided that if an officer’s employment had ended during the applicable plan year due to retirement, disability or termination by PLX without cause, the bonus amount payable would have been limited to an amount pro-rated based on the days of service during the applicable plan year.
(5)	Represents the aggregate cash payment received in exchange for options pursuant to the Company’s 2009 tender offer.
(6)	Represents matching contributions under the Company 401(k) plan and the Company’s cash contribution under the ESOP. The matching contribution for the Company 401(k) plan was suspended as of February 1, 2009 and reinstated effective July 1, 2010. The ESOP plan requires that an employee must have at least twelve consecutive months of service to be eligible under the plan. As Mr. Schaeffer commenced his employment in February 2009, he did not receive a 401(k) match nor was he eligible to receive a contribution under the ESOP plan for the 2009 plan year.

Grants of Plan-Based Awards During 2011

The following table shows all plan-based awards that PLX granted to the named executive officers during 2011. The equity awards are also reported in the Outstanding Equity Awards table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)
						All Other Option Awards:
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Ralph H. Schmitt	6/1/2011	6/1/2011	—	—	—	100,000	3.35	163,253
			—	247,071	782,800	—	—	—
Arthur O. Whipple	3/1/2011	3/1/2011	—	—	—	50,000	3.73	92,030
			—	142,664	452,005	—	—	—
Lawrence Chisvin	3/1/2011	3/1/2011	—	—	—	50,000	3.73	92,030
			—	153,360	485,896	—	—	—
David K. Raun	3/1/2011	3/1/2011	—	—	—	40,000	3.73	73,624
			—	120,325	381,230	—	—	—
Gene Schaeffer	3/1/2011	3/1/2011	—	—	—	40,000	3.73	73,624
			—	120,325	381,230	—	—	—

(1)

The amounts shown represented potential cash payouts under the 2011 Variable Compensation Plan adopted February 18, 2011, effective for 2011. Under this plan, the target metrics for the 2011 variable compensation calculations were based on financial and individual objectives. Each named executive officer’s variable compensation amount was based upon attainment of our 2011 Annual Operating Plan GAAP operating income, annual revenue plan and the achievement of individual objectives. The amounts that can be received under the plan range from $0, as set forth in the “Threshold” column, to the amounts set forth in the “Maximum” column. For the actual cash awards under the 2011 Variable Compensation Plan, see the amounts reported in the “Non-Equity Incentive Plan” column of the Summary Compensation Table above. Additional information concerning the 2011 Variable Compensation Plan is provided under “Compensation Discussion and Analysis”.
(2)	These are nonqualified stock options granted under our 2008 Equity Incentive Plan that vest over four years, to the extent of 1/4th of the underlying shares vesting on the first anniversary of the grant date, with 1/48th of the underlying shares vesting monthly thereafter, subject to continued service through the respective vesting dates. The exercise price of each option set forth above was the closing price of our stock on NASDAQ on the grant date.

Outstanding Equity Awards at December 31, 2011

The following table shows all outstanding equity awards held by the named executive officers at December 31, 2011:

Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ralph Schmitt	12/1/2008	375,000	125,000	2.05	12/1/2015
	3/1/2010	35,000	45,000	4.92	3/1/2017
	6/1/2011	—	100,000	3.35	6/1/2018
Arthur O. Whipple	3/2/2009	37,812	17,188	2.00	3/2/2016
	7/1/2009	15,104	9,896	3.87	7/1/2016
	3/1/2010	26,250	33,750	4.92	3/1/2017
	3/1/2011	—	50,000	3.73	3/1/2018
Lawrence Chisvin	2/1/2005	28,500	—	8.90	2/1/2012
	2/1/2008	14,687	—	7.03	2/1/2015
	3/2/2009	32,312	14,688	2.00	3/2/2016
	7/1/2009	15,104	9,896	3.87	7/1/2016
	3/1/2010	24,062	30,938	4.92	3/1/2017
	3/1/2011	—	50,000	3.73	3/1/2018
David K. Raun	2/1/2008	11,875	—	7.03	2/1/2015
	3/2/2009	34,375	15,625	2.00	3/2/2016
	7/1/2009	30,208	19,792	3.87	7/1/2016
	3/1/2010	26,250	33,750	4.92	3/1/2017
	3/1/2011	—	40,000	3.73	3/1/2018
Gene Schaeffer	3/2/2009	68,750	31,250	2.00	3/2/2016
	7/1/2009	6,041	3,959	3.87	7/1/2016
	3/1/2010	26,250	33,750	4.92	3/1/2017
	3/1/2011	—	40,000	3.73	3/1/2018

(1)	These options vest over four (4) years following the grant date, with respect to 1/4th of the option shares at the end of twelve (12) months after the grant date and thereafter at the rate of 1/48th of the option shares per month, subject to continued service through applicable vesting dates.

Option Exercises During 2011

None of the named executive officers exercised stock options in 2011.

Potential Payments Upon Termination or Change in Control

Our named executive officers do not have employment agreements. Prior to April 29, 2012, these individuals did not have severance or change-of-control arrangements with PLX. The 1999 Equity Incentive Plan does not provide by its terms that vesting accelerates upon a change in control.

The 2008 Equity Incentive Plan does provide that in an event of a change in control of the Company, each unvested award outstanding will accelerate automatically and immediately vest, unless the award is converted, assumed or replaced by the successor corporation. Item 10 of our Form 10-K/A, Amendment No. 1, filed with the SEC on April 27, 2012, quantifies the hypothetical severance benefits our named officers would have been entitled to in connection with a change in control as of December 30, 2011, using the closing stock price of $2.87 per share as of such date, and based on the facts as of such date that there was no acquisition agreement entered into and no severance plan in place for the officers.

We do not believe it would be material or useful in the current context to provide information about a hypothetical change of control as of our prior fiscal year end at a stock price much lower than the price reflected in the valuation underlying the Merger Agreement.

Furthermore, we currently anticipate that pursuant to the Merger Agreement, the unvested equity awards held by the named executives are being assumed, and therefore, our executive officers are not entitled to accelerated vesting in connection with the Merger Agreement. In addition, on April 29, 2012, the Compensation Committee of the Board approved the PLX Severance Plan for Executive Management.

The terms and benefits of the current severance plan, and the interests of the named executive officers in the transactions under the Merger Agreement, arising from their ownership of PLX stock and from PLX employee stock options they hold, are described in Items 3 and 8 of the Schedule 14D-9 to which this Information Statement is attached as an annex, and which description is incorporated herein by this reference.

Fees Paid to Compensation Consultants

Neither the Company nor the Compensation Committee engaged an outside consulting firm to provide services on executive and director compensation or on non-executive compensation matters during 2011.

Compensation of Directors

The Company currently provides cash compensation for its non-employee directors as follows: (i) all members of the Board of Directors receive a quarterly retainer of $8,500, (ii) the chairman of the Board of Directors receives an additional quarterly retainer of $4,500, (iii) the chairman of the Audit Committee receives an additional quarterly retainer of $2,500, (iv) the chairman of the Compensation Committee receives an additional quarterly retainer of $1,500, (v) the chairman of the Nominating Committee receives an additional quarterly retainer of $1,000, (vi) members of the Audit Committee, including the chair, receive an additional quarterly retainer of $2,000, (vii) members of the Compensation Committee, including the chair, receive an additional retainer of $1,000 and (viii) members of the Nominating Committee, including the chair, receive an additional quarterly retainer of $500.

Pursuant to the Company’s 2008 Equity Incentive Plan, each non-employee director will receive a nonqualified stock option grant of 25,000 shares of the Company’s Common Stock upon his or her initial election to the Board of Directors. On the date of each annual stockholder’s meeting, each incumbent non-employee director who has served on the Board for at least eleven (11) months will automatically be granted a nonqualified stock option to purchase 12,000 shares of the Company’s Common Stock. All options automatically granted to non-employee directors have a per share exercise price equal to 100% of the fair market value of a share of common stock on the date of grant, are fully vested and immediately exercisable.

The table below summarizes the compensation our company paid to non-employee directors for the year ended December 31, 2011. Mr. Schmitt, our current President and Chief Executive Officer, is a director, but is not included in the table below because he did not receive any additional compensation for services provided as a director during 2011.

Director Compensation for Year Ended December 31, 2011

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
D. James Guzy	59,000	19,526	78,526
John H. Hart	48,000	19,526	67,526
Thomas Riordan	32,000	19,526	51,526
Michael J. Salameh	32,000	19,526	51,526
Robert H. Smith	49,000	19,526	68,526
Patrick Verderico	39,000	19,526	58,526

(1)	These dollar amounts reflect the aggregate grant date fair value for option awards in 2011 in accordance with FASB ASC Topic 718. Therefore, these amounts do not represent payments actually received by the directors.
•	The assumptions used to calculate the value of the awards are set forth in Note 2 of the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2011.
•	On May 25, 2011, the date of our last annual meeting, each director was granted a fully vested option to purchase 12,000 shares of our common stock with an exercise price of $3.31 per share.
(2)	As of December 31, 2011, each director had the following numbers of shares underlying stock options then outstanding: Mr. Guzy: 27,000; Mr. Salameh: 22,000; Mr. Hart: 27,000; Mr. Riordan: 52,000; Mr. Smith: 37,000; and Mr. Verderico: 22,000.

The Board’s Role in Risk Management Oversight

Our Board oversees an enterprise-wide approach to risk management designed to support the achievement of the Company’s objectives, including strategic objectives, to improve long-term performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company’s business strategy necessarily entails a determination of what constitutes an appropriate level of risk for the Company. The Board’s role in the Company’s risk oversight process includes receiving regular updates from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, human resources, employment, and strategic risks.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2011, no executive officer of the Company served on the Compensation Committee (or equivalent) of or on the board of directors of another entity whose executive officer(s) served on the Company’s Compensation Committee or Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of May 14, 2012 for (i) each person who is known by the Company to beneficially own more than 5% of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the officers appearing in the Summary Compensation Table below and (iv) all directors and executive officers as a group.

On May 21, 2012, Balch Hill Partners, L.P. and other reporting persons filed a Schedule 13D/A stating that as of May 18, 2012, those reporting persons ceased to be the beneficial owners of more than 5% of the Company’s outstanding common stock, and are therefore not included in the table below.

Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The address of each executive officer and director, unless indicated otherwise, is c/o PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, CA 94085.

	Shares Beneficially Owned (1)
Beneficial Owner	Number		Percent (2)
5% or Greater Stockholders (other than directors and executive officers):

Artis Capital Management, L.P.	4,610,569	(3)	10.3%
One Market Plaza, Steuart Tower, Floor 27
San Francisco, CA 94105

VantagePoint Venture Partners	3,807,640	(4)	8.5%
1001 Bayhill Drive Suite 300
San Bruno, CA 94066

Neil Gagnon	3,453,042	(5)	7.7%
1370 Avenue of the Americas, Suite 2400
New York, NY 10019

BlackRock, Inc.	2,676,480	(6)	6.0%
40 East 52nd Street
New York, NY 10022

Royce & Associates, LLC	2,259,414	(7)	5.0%
745 Fifth Avenue
New York, NY 10151

Ameriprise Financial, Inc.,	2,252,221	(8)	5.0%
145 Ameriprise Financial Center,
Minneapolis, MN 55474

Directors and Named Executive Officers:

D. James Guzy	2,218,175	(9)	5.0%
Ralph Schmitt	542,474	(10)	1.2%
Michael J. Salameh	360,126	(11)	*
Lawrence Chisvin	129,161	(12)	*
David Raun	169,183	(13)	*
Arthur O. Whipple	144,258	(14)	*
Gene Schaeffer	146,041	(15)	*
Robert H. Smith	37,000	(16)	*
Thomas Riordan	52,000	(17)	*
John H. Hart	27,000	(18)	*
Patrick Verderico	22,000	(19)	*

All directors and executive officers as a group (13 persons):	5,254,809	(20)	9.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The indication herein that shares are beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares. The share amounts for executive officers in the table above include shares allocated to the accounts of such executive officers in the Company’s ESOP. Each ESOP participant has the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters on which holders of common stock are voting and, consequently, as to shares allocated to the account of an executive officer in the ESOP, the executive officer may be deemed the beneficial owner of such shares.
(2)	Based upon 44,778,772 shares of common stock issued and outstanding as of May 14, 2012.
(3)	Based on a Schedule 13G/A filed with the SEC on February 14, 2012, Artis Capital Management, L.P. reported sole voting and dispositive power over all of the shares reported as beneficially owned by it.
(4)	Based on information set forth in a Schedule 13G/A filed with the SEC on February 12, 2010. Includes 326,121 shares reported as beneficially owned by VantagePoint Venture Partners IV, L.P.; 11,857 shares reported as beneficially owned by VantagePoint Venture Partners IV Principals Fund, L.P.; 3,301,699 shares reported as beneficially owned by VantagePoint Venture Partners IV (Q), L.P.; 18,228 shares reported as beneficially owned by VantagePoint Venture Partners III, L.P. and 149,735 shares reported as beneficially owned by VantagePoint Venture Partners III (Q), L.P. Messrs. James Marver and Alan Salzman, as the Managing Members of the VantagePoint Venture Associates III, L.L.C. and VantagePoint Venture Associates IV, L.L.C., the General Partners of the foregoing funds, hold shared voting and dispositive power with respect to all of the 3,807,640 shares.
(5)	Based on a Schedule 13G/A filed with the SEC on February 7, 2012, Mr. Gagnon reported beneficially owning an aggregate amount of 3,453,042 shares of common stock including sole voting and dispositive power over 1,419,891 shares, shared voting power over 1,977,900 and shared dispositive power over 2,033,151 shares. Gagnon Securities LLC reported shared voting and dispositive power over 1,950,855 shares with Mr. Gagnon, who is the managing member and principal owner of Gagnon Securities LLC.
(6)	Based on a Schedule 13G/A filed with the SEC on February 13, 2012, BlackRock, Inc. reported sole voting and dispositive power over all of the shares reported as beneficially owned by it.
(7)	Based on a Schedule 13G/A filed with the SEC on January 19, 2012, Royce & Associates, LLC reported sole voting and dispositive power over all of the shares reported as beneficially owned by it.
(8)	Based on a Schedule 13D filed with the SEC on April 16, 2012, Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC each report shared voting and dispositive power over 2,252,221 shares, and Seligman Spectrum Focus (Master) Fund reports shared voting and dispositive power over 2,249,500 shares.
(9)	Based in part on information set forth in a Schedule 13D filed with the SEC on March 16, 2010. Includes the right to purchase 2,181,259 shares that are currently held by Mr. Mark Guzy, within sixty (60) days of May 14, 2012, which purchase right is held by Mr. D. James Guzy, Sr., Mrs. Marcia Guzy, his wife, and Arbor Company, of which each of Mr. and Mrs. Guzy are general partners. Also includes 27,000 shares subject to options exercisable within sixty (60) days of May 14, 2012.
(10)	Includes 521,665 shares subject to options exercisable within sixty (60) days of May 14, 2012 and 2,809 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.
(11)	Includes 22,000 shares subject to options exercisable within sixty (60) days of May 14, 2012 and 8,400 shares held by Mr. Salameh’s minor children.
(12)	Includes 121,352 shares subject to options exercisable within sixty (60) days of May 14, 2012 and 2,809 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.
(13)	Includes 139,374 shares subject to options exercisable within sixty (60) days of May 14, 2012 and 2,809 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.
(14)	Includes 116,249 shares subject to options exercisable within sixty (60) days of May 14, 2012 and 2,809 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.
(15)	Includes 139,166 shares subject to options exercisable within sixty (60) days of May 14, 2012 and 1,875 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.
(16)	Includes 37,000 shares subject to options exercisable within sixty (60) days of May 14, 2012.

(17)	Includes 52,000 shares subject to options exercisable within sixty (60) days of May 14, 2012.
(18)	Includes 27,000 shares subject to options exercisable within sixty (60) days of May 14, 2012.
(19)	Includes 22,000 shares subject to options exercisable within sixty (60) days of May 14, 2012.
(20)	Includes 1,596,094 shares subject to options exercisable within sixty (60) days of May 14, 2012 and includes 18,729 shares allocated to the accounts of the executive officers in the ESOP.
(*)	Less than 1%.

RELATED PERSON TRANSACTIONS

Policies

Our Board’s Audit Committee charter provides that the Committee’s responsibilities include the review of all related party transactions for potential conflict of interest situations on an ongoing basis and approval of all such transactions (if such transactions are not approved by another independent body of the Board). The NASDAQ listing standards require that the Company’s Audit Committee or other body of independent directors conduct an appropriate review of all related person transactions (as defined in SEC rules) for potential conflict of interest situations on an ongoing basis.

The Board’s Nominating Committee charter also provides that the Committee will review potential conflicts of interest in considering candidates for director nominees. The Company’s Code of Business Conduct and Ethics also states a policy to the effect that each employee and non-employee director is expected to disclose potential conflicts of interest involving that individual or the individual’s family members to the Company’s chief compliance officer or independent director, Robert H. Smith, respectively.

Related Person Transactions

On October 5, 2011 the Company entered into an Asset Purchase agreement and IP license with OCZ Technology Group (OCZ) for $2.2 million in cash, whereby OCZ acquired the Company’s UK design team and related assets and liabilities, and obtained a nonexclusive perpetual license of its consumer storage technology. The transaction closed on October 21, 2011. Ralph Schmitt, our CEO, is also a member of OCZ’s board of directors. Throughout the term of negotiations and up to the date of acquisition of assets, he removed himself from all discussions to ensure execution of an arms-length transaction and had no authority to make decisions or influence the outcome of the arrangement.

Mr. Schmitt joined the OCZ board in April 2011. OCZ common shares are listed on the NASDAQ Capital Market, and OCZ reported in its most recent Form 10-K (filed in May 2012) revenues of $365.8 million in the fiscal year ended February 29, 2012. Mr. Schmitt has and had no direct interest in the transaction described above. He is not deemed under applicable SEC rules to have an indirect interest in the transaction because, although he is a director of OCZ and an executive officer and director of PLX, he only serves as a director of OCZ, and he has no ownership interest in OCZ other than options to purchase OCZ common shares received as director compensation that represent potential ownership of less than 1% of the outstanding voting shares of OCZ (including solely for this purpose all OCZ shares owned by other PLX directors and executive officers or their immediate family members). Therefore, the transaction is not required to be reported under Item 404(a) of SEC Regulation S-K concerning “related person transactions,” but is nevertheless described here.

Information relating to the Offer and Merger Agreement, directors who may be designated by IDT to the PLX Board of Directors in connection with the Merger Agreement and interests of affiliates of PLX and interests, if any, of affiliates of IDT in the transactions contemplated by the Merger Agreement is set forth in the PLX Schedule 14D-9 to which this Information Statement is attached as Annex A, and is incorporated herein by reference.

REPORT OF THE AUDIT COMMITTEE

This report is not deemed to be soliciting material, filed with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that PLX specifically incorporates it by reference into a document filed with the SEC.

The Audit Committee has reviewed and discussed with management the financial statements for year ended December 31, 2011, audited by BDO USA, LLP, the Company’s independent registered public accounting firm.

The Audit Committee has discussed with BDO USA, LLP matters required to be discussed by SAS 61. The Audit Committee has also received the written disclosures and the letter from BDO USA, LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding that accounting firm’s communication with the Audit Committee concerning independence, and has discussed with BDO USA, LLP its independence. Based upon such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission.

The Audit Committee and the Board of Directors also have appointed BDO USA, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2012.

MEMBERS OF THE AUDIT COMMITTEE

Robert H. Smith, Chairman

D. James Guzy

Patrick Verderico

Annex B

April 30, 2012

Board of Directors

PLX Technology, Inc.

870 W. Maude Avenue

Sunnyvale, CA 94085

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to PLX Technology, Inc. (the “Company”) in connection with the Agreement and Plan of Merger, dated April 30, 2012 (the “Merger Agreement”), among Integrated Device Technology, Inc. (“Parent”), Pinewood Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”), Pinewood Merger Sub, LLC, a wholly owned subsidiary of Parent, and the Company. The Merger Agreement provides for Purchaser to commence an exchange offer (the “Exchange Offer”) for all of the outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company, pursuant to which Purchaser will pay (i) $3.50 in cash plus (ii) 0.525 of a share of common stock, par value $0.001 per share (the “Parent Common Stock”), of Parent (such consideration collectively, the “Consideration”), for each share of Company Common Stock accepted in the Exchange Offer. The Merger Agreement further provides, among other things, that, following completion of the Exchange Offer, Purchaser will be merged with and into the Company (the “Merger,” and collectively with the Exchange Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of Company Common Stock (other than dissenting shares and shares owned directly or indirectly by the Company or Parent) will be converted into the right to receive the Consideration. You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Consideration per share proposed to be paid to such holders pursuant to the Merger Agreement.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Parent, and certain internal analyses, financial forecasts and other information relating to the Company and Parent prepared by management of the Company and Parent, respectively. We have also held discussions with certain senior officers of the Company and Parent regarding the businesses and prospects of the Company and Parent, respectively. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock, (ii) compared certain financial and stock market information for the Company and Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Consideration per share proposed to be paid to such holders pursuant to the Merger Agreement as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares pursuant to the Exchange Offer or how any holder of shares of the Company Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Consideration per share to be paid to holders of Company Common Stock pursuant to the Merger Agreement. Deutsche Bank expresses no opinion as to what the value of the Parent Common Stock will be when issued pursuant to the Merger Agreement. This opinion does not in any manner address the prices at which the Company Common Stock or the Parent Common Stock or other securities of the Company or Parent, respectively, will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors of the Company that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). The DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration per share to be paid to the holders of Company Common Stock (other than Parent and its affiliates) is fair from a financial point of view to such holders.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

/s/ Deutsche Bank Securities Inc.

Annex C

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than

10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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